No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF December 2005

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

On December 5, 2005, Honda Motor Co., Ltd. announced that it has acquired its outstanding company shares of 10,496,353,000 yen at aggregate amount for 1,612,500 shares during the period from November 2, 2005 to November 30, 2005 pursuant to the provisions of Article 211-3, Paragraph 1, Item 2 of the Commercial Code.

Exhibit 2:

On December 12, 2005, Honda Motor de Argentina S.A., a Honda subsidiary in Argentina which imports and sells Honda automobiles, motorcycles, and power products, announced plans to begin motorcycle production in mid-2006 in the city of Florencio Valera, Buenos Aires, Argentina. (Ref. #C05-102)

Exhibit 3:

On December 13, 2005, Honda Motor Co., Ltd. made a new ASIMO humanoid robot debut, which features the ability to pursue key tasks in a real-life environment such as an office and an advanced level of physical capabilities. Compared to the previous model, the new ASIMO achieves the enhanced ability to act in sync with people – for example, walking with a person while holding hands. A new function to carry objects using a cart was also added. Further, the development of a “total control system” enables ASIMO to automatically perform the tasks of a receptionist or information guide and carry out delivery service. In addition, the running capability is dramatically improved, with ASIMO now capable of running at a speed of 6km/hour and of running in a circular pattern. (Ref. #C05-103)

Exhibit 4:

Second quarter report of the three months ended September 30, 2005 (which was mailed to ADR shareholders in December 2005).

Exhibit 5:

On December 14, 2005, Honda Motor Co., Ltd. announced plans to integrate the company’s three existing domestic automobile sales channels – Primo, Clio and Verno – into one Honda channel in March 2006. This integration will enable Honda customers to purchase and service any Honda brand automobile at a single Honda dealer and to maintain a continuous relationship with the same dealer for future sales and service needs as a means to achieve a high level of satisfaction. In addition, Honda announced plans to introduce its premium brand, Acura, in Japan, by fall 2008. The Acura brand will offer distinctive products with a core focus on advanced, leading edge technologies that are always ahead of the times. (Ref. #C05-104)

Exhibit 6:

On December 19, 2005, Honda Motor Co., Ltd. announced its plan to begin mass production in 2007, of an independently developed thin film solar cell composed of non-silicon compound materials, which requires 50% less energy, and thus generate 50% less CO2, during production compared to a conventional solar cell. A mass production plant with annual capacity of 27.5 megawatts will be established at Honda’s Kumamoto factory. (Ref. #C05-106)

Exhibit 7:

Summary of 2005 Year End CEO Speech held on December 20, 2005 and 2005 Honda Sales & Production Forecast (Ref. #C05-109)

Exhibit 8:

On December 22, 2005, Honda Motor Co., Ltd. announced production, domestic sales, and export results for the month of November. Production in North America increased in November compared to the same month a year ago. (Ref. #C05-110)

Exhibit 9:

On December 23, 2005, Honda Motor Co., Ltd. announced that it has decided at a meeting of its Board of Directors held on December 19, 2005, to acquire all the shares of Suzuka Circuitland Co., Ltd. (headquarters: 7992 Ino-cho, Suzuka-shi, Mie Prefecture) by a share exchange, the date of which will be March 10, 2006, and executed the share exchange agreement on the same day.

Exhibit 10:

English summary and translation of semi-annual report (“hanki-houkokusho”) for the First-Half term (six months ended September 30, 2005) of the 82nd fiscal period

2

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD. )

/s/ Satoshi Aoki
Satoshi Aoki
Executive Vice President and Representative Director

Date: January 19, 2006

December 5, 2005

Notice Regarding the Results of Purchase of Company Shares

Tokyo, December 5, 2005 — Honda Motor Co., Ltd. today announced that it has acquired its outstanding company shares pursuant to the provisions of Article 211-3, Paragraph 1, Item 2 of the Commercial Code as follows.

(1) Type of shares acquired

Common stock of Honda Motor Co., Ltd.

(2) Period of acquisition

From November 2, 2005 to November 30, 2005

(3) Aggregate number of shares acquired

1,612,500 shares

(4) Aggregate amount of acquisition

10,496,353,000 yen

(5) Method of acquisition

Purchase on the Tokyo Stock Exchange

Reference:

Resolution at the meeting of the Board of Directors held on October 27, 2005.

(1) Type of shares to be acquired

Common stock of Honda Motor Co., Ltd.

(2) Maximum number of shares to be acquired

4,700,000 shares

(3) Maximum amount of acquisition

26 billion yen

(4) Period of acquisition

From November 2, 2005 to January 16, 2006

Aggregate number and amount of company shares acquired as of November 30, 2005, since the date of the resolution at the meeting of the Board of Directors (October 27, 2005).

(1) Aggregate number of shares acquired

1,612,500 shares

(2) Aggregate amount of acquisition

10,496,353,000 yen

Ref.#C05-102

Honda to Begin Motorcycle Production in Argentina

Buenos Aires, December 12, 2005 — Honda Motor de Argentina S.A., a Honda subsidiary in Argentina which imports and sells Honda automobiles, motorcycles, and power products, today announced plans to begin motorcycle production in mid-2006 in the city of Florencio Valera, Buenos Aires, Argentina.

Investing approximately US$1 million (approximately 120 million yen), the company will establish a production facility with annual production capacity of 15,000 units and begin production of the C105 Biz, a Cub-type motorcycle, which has been popular in the local market. The company will add 30 associates to begin production.

The motorcycle market in Argentina has been growing rapidly since 2002 (when the market size was approximately 13,000 units). Actual sales results for the entire market from January through November 2005 reached approximately 164,000 units— representing an increase of 200% over the total from the same period a year ago—, and Honda’s sales for the same period also grew to 36,500 units – a more than 130% increase from the previous year. For 2005, Honda expects the market to grow to 175,000 units — an increase of more than 170% from the previous year—and Honda sales are also expected to set an all-time record of approximately 40,000 units – up 120% from the previous year. The motorcycle market in Argentina is expected to grow further and become the second largest motorcycle market in South America in the future.

Based on its philosophy to “build products close to the customer”, Honda decided to begin local production in Argentina because the economy in Argentina is now stabilized and the future growth of the motorcycle market has become more promising. Honda will continue to be committed to meet the needs of this growing market and to provide products which exceed the expectations of customers.

About Honda Motor de Argentina S.A.

Establishment:	April, 1978
Location:	Buenos Aires, Argentina
Capital Investment:	ARS 16.318 million
Capitalization Ratio:	95.4% Honda Motor Co., Ltd.
4.6% Honda Automoveis do Brasil Ltda.
Representative:	Kenzou Yoshino, President
Business:	Import and sales of Honda motorcycles, automobiles, and power products
Employment:	74 associates (as of November 30, 2005)

ref. # C05-103

Honda Debuts New ASIMO

Tokyo, December 13, 2005 — Honda Motor Co., Ltd. today debuted a new ASIMO humanoid robot which features the ability to pursue key tasks in a real-life environment such as an office and an advanced level of physical capabilities. Compared to the previous model, the new ASIMO achieves the enhanced ability to act in sync with people – for example, walking with a person while holding hands. A new function to carry objects using a cart was also added. Further, the development of a “total control system” enables ASIMO to automatically perform the tasks of a receptionist or information guide and carry out delivery service. In addition, the running capability is dramatically improved, with ASIMO now capable of running at a speed of 6km/hour and of running in a circular pattern.

Honda has been pursuing research and development of a truly useful humanoid robot which possesses both intelligence and physical capabilities at a high level. With the advancements achieved with this new ASIMO, the initial goal of achieving advanced physical capabilities is accomplished. Honda will continue and even more proactively pursue R&D efforts by shifting the focus to the area of intelligence capabilities, which, for example, will further enable ASIMO to make comprehensive judgments based on various situations.

ASIMO passing tray	ASIMO running (6km/h)

1.	New function to perform tasks of a receptionist or information guide automatically in concert with people:

ASIMO is now capable of performing tasks as a receptionist or information guide automatically in concert with the movement of people. This was achieved by providing ASIMO with the ability to recognize the surrounding environment through its visual sensors, floor surface sensor, ultrasonic sensor, and by an IC Tele-interaction Communication Card (*1), which was developed independently by Honda, and is held by the person with whom ASIMO will interact. Moreover, through the coordinated use of its eye camera in the head and the force (kinesthetic) sensor on its wrists, ASIMO can give and receive an object such as a tray in a timely manner. Further, by using the force (kinesthetic) sensor, ASIMO can hold the hand of the person and move in sync with them.

(*1) IC Tele-interaction Communication Card:

By adding an optical communication function to the IC tag, the existence and position of the person or object can be identified. With this card, ASIMO can recognize the location and identity of the person regardless of where the person stands in a 360-degree range from ASIMO.

2.	New function to carry objects using a cart

ASIMO is now capable of handling a cart freely while maintaining an appropriate distance from the cart by adjusting the force of its right and left arms to push a cart using the force (kinesthetic) sensor on its wrists. Even when the movement of the cart is disturbed, ASIMO can continue maneuvering by taking flexible actions such as slowing down or changing directions.

3.	Improved running functions

Through proactive control of ASIMO’s posture while both feet are off the ground, the running speed was doubled from the previous 3km/hour to 6km/hour. In addition, running in a circular pattern at a high speed was achieved by tilting the center of gravity of ASIMO’s body inside of the circle to maintain balance with the amount of centrifugal force experienced.

Honda will begin operating this new ASIMO in spring 2006, at the office in Honda Wako Building. The new ASIMO will also gradually be made available for leasing.

Various technological achievements obtained through the research and development of ASIMO, including posture control technologies, image and voice recognition technologies, and technologies to anticipate and avoid collisions, will be applied to other technological pursuits within Honda, such as automotive safety technology and other areas.

♦	Key specifications of the new ASIMO (in comparison with the “next-generation” ASIMO that debuted December 11, 2004) :

1. Running speed:	6km/hour (previous model: 3km/hour)
- Airborne time: 0.08 second (previous model: 0.05 second)
- Distance ASIMO moves forward while both feet are off the ground : 50mm
2. Normal walking speed:	2.7km/hour (previous model: 2.5km/hour)
3. Speed of running in a circular pattern:	5km/hour (2.5m radius)
4. Walking speed while carrying objects:	1.6km/hour (based on carrying object: weighing 1kg)
5. Height:	130cm
6. Weight:	54kg
7. Operating degrees of freedom:	Total 34 degrees of freedom

IC Tele-interaction Communication Card	ASIMO pushing cart

ASIMO running in a circular pattern-1	ASIMO running in a circular pattern-2

ASIMO running high speed camera

ASIMO serving drinks	ASIMO holding hands with human

Publicity materials relating to this announcement are available at the following URL:

http:// www.honda.co.jp/PR/

(The site is intended exclusively for the use of journalists.)

Consolidated Financial Summary

Financial Highlights

Honda Motor Co., Ltd. and Subsidiaries

For the three months and six months ended September 30, 2004 and 2005

	Yen (millions)				U.S. dollar (millions)
	Three months ended		Six months ended		Three months ended	Six months ended
	Sep. 30, 2004	Sep. 30, 2005	Sep. 30, 2004	Sep. 30, 2005	Sep. 30, 2005	Sep. 30, 2005
Net sales and other operating revenue	¥2,093,578	¥2,337,670	¥4,166,731	¥4,602,249	$20,653	$40,660
Operating income	172,932	162,694	332,925	333,087	1,437	2,943
Income before income taxes	165,587	169,392	339,667	313,700	1,497	2,771
Net income	127,122	133,708	241,384	244,374	1,181	2,159

	Yen				U.S. dollar
Basic net income per
Common share	¥135.70	¥144.89	¥257.35	¥264.64	$1.28	$2.34
American depositary share	67.85	72.44	128.67	132.32	0.64	1.17

Unit Sales Breakdown

	Unit (thousands)
	Three months ended				Six months ended
	Sep. 30, 2004		Sep. 30, 2005		Sep. 30, 2004		Sep. 30, 2005
MOTORCYCLES
Japan	110	(110)	104	(104)	207	(207)	199	(199)
North America	152	(79)	159	(80)	278	(142)	244	(128)
Europe	67	(63)	78	(74)	176	(169)	194	(188)
Asia	2,124	(2,124)	1,833	(1,833)	4,162	(4,162)	3,932	(3,932)
Other Regions	248	(246)	315	(312)	460	(454)	501	(493)

Total	2,701	(2,622)	2,489	(2,403)	5,283	(5,134)	5,070	(4,940)

AUTOMOBILES
Japan	190		183		344		350
North America	366		394		757		814
Europe	63		73		129		145
Asia	134		134		256		267
Other Regions	41		50		80		98

Total	794		834		1,566		1,674

POWER PRODUCTS
Japan	102		118		220		239
North America	530		464		1,232		1,254
Europe	208		266		493		524
Asia	169		197		373		441
Other Regions	76		96		154		165

Total	1,085		1,141		2,472		2,623

Explanatory notes:

1.	The geographical breakdown of unit sales is based on the location of unaffiliated customers.
2.	Figures in brackets represent unit sales of motorcycles only.

Net Sales Breakdown

	Yen (millions)
	Three months ended				Six months ended
	Sep. 30, 2004		Sep. 30, 2005		Sep. 30, 2004		Sep. 30, 2005
MOTORCYCLE BUSINESS
Japan	¥26,732	(10.4%)	¥27,052	(9.4%)	¥52,486	(9.9%)	¥53,584	(9.7%)
North America	75,456	(29.5%)	78,123	(27.1%)	147,852	(27.9%)	129,212	(23.5%)
Europe	37,219	(14.5%)	42,099	(14.6%)	104,919	(19.8%)	108,477	(19.7%)
Asia	68,843	(26.9%)	74,980	(26.1%)	135,167	(25.5%)	150,275	(27.3%)
Other Regions	47,826	(18.7%)	65,501	(22.8%)	89,738	(16.9%)	109,394	(19.8%)

Total	256,076	(100.0%)	287,755	(100.0%)	530,162	(100.0%)	550,942	(100.0%)

AUTOMOBILE BUSINESS
Japan	396,519	(23.4%)	383,840	(20.3%)	720,627	(21.5%)	728,142	(19.5%)
North America	906,103	(53.5%)	1,056,463	(55.8%)	1,859,723	(55.6%)	2,127,720	(56.9%)
Europe	146,991	(8.7%)	175,166	(9.3%)	292,388	(8.7%)	343,209	(9.2%)
Asia	172,071	(10.2%)	185,528	(9.8%)	332,693	(9.9%)	360,274	(9.6%)
Other Regions	72,132	(4.2%)	91,662	(4.8%)	143,575	(4.3%)	179,285	(4.8%)

Total	1,693,816	(100.0%)	1,892,659	(100.0%)	3,349,006	(100.0%)	3,738,630	(100.0%)

FINANCIAL SERVICES BUSINESS
Japan	4,763	(7.3%)	5,415	(7.2%)	10,011	(8.1%)	10,529	(7.3%)
North America	56,839	(87.7%)	65,674	(87.6%)	107,175	(86.8%)	125,315	(87.2%)
Europe	2,232	(3.5%)	2,070	(2.8%)	4,345	(3.5%)	4,541	(3.2%)
Asia	346	(0.5%)	470	(0.6%)	680	(0.6%)	905	(0.6%)
Other Regions	667	(1.0%)	1,377	(1.8%)	1,223	(1.0%)	2,469	(1.7%)

Total	64,847	(100.0%)	75,006	(100.0%)	123,434	(100.0%)	143,759	(100.0%)

POWER PRODUCT & OTHER BUSINESSES
Japan	28,262	(35.9%)	29,957	(36.4%)	57,002	(34.7%)	58,126	(34.4%)
North America	28,966	(36.7%)	29,715	(36.1%)	57,629	(35.1%)	60,642	(35.9%)
Europe	12,824	(16.3%)	12,251	(14.9%)	30,693	(18.7%)	30,345	(18.0%)
Asia	4,582	(5.8%)	6,060	(7.4%)	10,866	(6.6%)	11,820	(7.0%)
Other Regions	4,205	(5.3%)	4,267	(5.2%)	7,939	(4.9%)	7,985	(4.7%)

Total	78,839	(100.0%)	82,250	(100.0%)	164,129	(100.0%)	168,918	(100.0%)

TOTAL
Japan	456,276	(21.8%)	446,264	(19.1%)	840,126	(20.2%)	850,381	(18.5%)
North America	1,067,364	(51.0%)	1,229,975	(52.6%)	2,172,379	(52.1%)	2,442,889	(53.1%)
Europe	199,266	(9.5%)	231,586	(9.9%)	432,345	(10.4%)	486,572	(10.6%)
Asia	245,842	(11.7%)	267,038	(11.4%)	479,406	(11.5%)	523,274	(11.4%)
Other Regions	124,830	(6.0%)	162,807	(7.0%)	242,475	(5.8%)	299,133	(6.4%)

Total	¥2,093,578	(100.0%)	¥2,337,670	(100.0%)	¥4,166,731	(100.0%)	¥4,602,249	(100.0%)

Explanatory notes:

1.	The geographical breakdown of net sales is based on the location of unaffiliated customers.
2.	Net sales of power product & other businesses includes revenue from sales of power products and relevant parts, leisure businesses and trading.

To Our Shareholders

■ Second Quarter Results

Honda’s consolidated net income for the fiscal second quarter ended September 30, 2005 totaled ¥133.7 billion ($1,181 million), an increase of 5.2% from the corresponding period in 2004. Basic net income per Common Share for the quarter amounted to ¥144.89 ($1.28), compared to ¥135.70 for the corresponding period in 2004. Two of Honda’s American Depositary Shares represent one Common Share.

Consolidated net sales and other operating revenue (herein referred to as “revenue”) for the quarter amounted to ¥2,337.6 billion ($20,653 million), an increase of 11.7% over the corresponding period in 2004. Revenue was positively affected by currency translations, which were translations of foreign currency denominated revenue from Honda’s overseas subsidiaries into yen. Honda estimates that if the exchange rate of yen had remained unchanged from that in the corresponding period in 2004, revenue for the quarter would have increased approximately 9.6%.

Consolidated operating income for the fiscal second quarter totaled ¥162.6 billion ($1,437 million), a decrease of 5.9% compared to the corresponding period in 2004. This decrease in operating income was primarily due to the negative impacts of increased selling, general and administrative (SG&A) expenses and research and development (R&D) expenses, which offset the positive currency effects caused by the depreciation of the yen, increased profits from higher revenues and continuing cost reduction effects.

Consolidated income before income taxes for the quarter totaled ¥169.3 billion ($1,497 million), an increase of 2.3% from the corresponding period in 2004.

Equity in income of affiliates, which is mainly attributable to Asian affiliates accounted for under the equity method, for the quarter amounted to ¥26.0 billion ($230 million), a decrease of 7.9% from the corresponding period in 2004.

With respect to Honda’s sales in the fiscal second quarter by business category, motorcycle unit sales totaled 2,489 thousand units, a decrease of 7.8% from the corresponding period in 2004. Motorcycle unit sales in Japan decreased 5.5%, to 104 thousand units, and overseas unit sales were 2,385 thousand units, which was a decrease of 8.0% from the corresponding period in 2004. This was due mainly to a decrease in unit sales of parts for local production at affiliates in India*, offsetting an increase in unit sales of parts for local production at the Indonesian affiliate. Despite a drop in unit sales, revenue from sales to unaffiliated customers increased 12.4%, to ¥287.7 billion ($2,542 million), due mainly to positive currency translation effects. Operating income increased 48.1%, to ¥29.6 billion ($262 million), due mainly to increased profits from higher revenues, an increase in royalty income and the positive currency effects caused by the depreciation of the yen, offsetting the negative impacts of the change in model mix in North America and Europe, and an increase in sales incentive in North America.

■ First Half-Year Results

Honda’s consolidated net income for the first six months ended September 30, 2005 totaled ¥244.3 billion ($2,159 million), an increase of 1.2% from the corresponding period in 2004. Income taxes in the fiscal first half in 2004 included ¥11.7 billion in payments for a transfer pricing assessment, relating to the motorcycle business in Brazil. Basic net income per Common Share for the fiscal first half amounted to ¥264.64 ($2.34), compared to ¥257.35 for the corresponding period in 2004. Two of Honda’s American Depositary Shares represent one Common Share.

Consolidated net sales and other operating revenue (herein referred to as “revenue”) for the period amounted to ¥4,602.2 billion ($40,660 million), an increase of 10.5% over the corresponding period in 2004. Revenue was positively affected by currency translations, which were translations of foreign currency denominated revenue from Honda’s overseas subsidiaries into yen. Honda estimates that if the exchange rate of yen had remained unchanged from that in the corresponding period in 2004, revenue for the fiscal first half would have increased approximately 9.6%.

Consolidated operating income for the fiscal first half totaled ¥333.0 billion ($2,943 million), which was approximately the same level as the corresponding period in 2004. This was primarily due to currency effects from the depreciation of the yen, increased profits from higher revenues and continuing cost reduction efforts, which offset the negative impact of increased SG&A and R&D expenses.

Consolidated income before income taxes for the fiscal first half totaled ¥313.7 billion ($2,771 million), a decrease of 7.6% from the corresponding period in 2004.

Equity in income of affiliates, which is mainly attributable to Asian affiliates accounted for under the equity method, for the fiscal first half amounted to ¥47.2 billion ($417 million), which was almost the same level of the corresponding period in 2004.

With respect to Honda’s sales in the fiscal first half by business category, motorcycle unit sales totaled 5,070 thousand units, a decrease of 4.0% from the corresponding period in 2004. Motorcycle unit sales in Japan decreased 3.9%, to 199 thousand units, and overseas unit sales amounted to 4,871 thousand units, a decrease of 4.0% from the corresponding period in 2004. This was due mainly to a decrease in unit sales of parts for local production at affiliates in India*, offsetting an increase in unit sales of parts for local production at the Indonesian affiliate. Revenue from sales to unaffiliated customers increased 3.9%, to ¥550.9 billion ($4,867 million), due mainly to the positive currency translation impacts, offsetting the decrease in unit sales. Operating income increased 7.4%, to ¥39.9 billion ($353 million), due mainly to the positive impacts of the depreciation of the yen, increased profits from the higher revenues and ongoing cost reduction efforts, offsetting the negative impact of the increase in R&D expenses.

*	Net sales of Honda-brand motorcycle products that are procured locally 100%, manufactured and sold by overseas affiliates accounted for under the equity method are not included in net sales and other operating revenue, in conformity with U.S. generally accepted accounting principles. Accordingly, these unit sales are not included in the financial results and forecasts.

For the fiscal second quarter, the number of products 100% locally procured, manufactured and sold by affiliates in India and China increased to approximately 550 thousands units.

December 2005

Takeo Fukui

President and Chief Executive Officer

News Briefs

North America

■ The All-New 2006 Honda Civic Brings the Latest Technology Into the Mainstream

The all-new eighth generation 2006 Honda Civic debuted in September 2005 with a well equipped and technologically advanced Civic Sedan and Civic Coupe lineup, highlighted by the environmentally friendly Civic Hybrid and the ultra-sporty Civic Si.

Totally reinvented, the 2006 Civic represents an extreme transformation of design and dynamics and establishes new segment standards with clean and efficient i-VTEC engine technologies and advanced standard safety equipment.

In keeping with Honda’s “Safety for Everyone” initiative, safety systems include Honda’s exclusive Advanced Compatibility Engineering (ACE) Body Structure for enhanced vehicle-to-vehicle crash compatibility and collision energy management. In addition, the Civic provides a long list of standard safety equipment including side curtain airbags, driver’s and front passenger’s side airbags, active front seat head restraints and a 4-channel anti-lock braking system (ABS) with Electronic Brake Distribution (EBD). Honda’s commitment to safety extends to pedestrians as well as vehicle occupants. To help reduce pedestrian injuries in the event of a collision, the Civic’s hood and fender areas are designed to deform if contacted by the head of an adult or child pedestrian.

The Civic Hybrid provides clean and efficient technology to deliver the highest fuel economy and lowest emissions of any 2006 Civic. Compared to a 2006 Civic Sedan with an automatic transmission, it provides a city fuel economy increase of approx. 63% and a highway fuel economy increase of approx. 27%. It achieves an EPA estimated city/highway fuel economy of 49/51 miles per gallon. The Civic Hybrid is equipped with Advanced-Technology Partial Zero Emissions Vehicle (AT-PZEV) equipment in all 50 states.

2006 Civic

Japan

■ Honda Completes Development of ASV-3 Advanced Safety Vehicles

Honda Motor Co., Ltd., has completed development of Honda Advanced Safety Vehicle-3 (ASV-3) vehicles, equipped to exchange positional information with other vehicles using Inter-Vehicle Communication technology. This was a central objective of the five-year (April 2001–March 2006) ASV Project led by the Ministry of Land, Infrastructure and Transport.

Honda ASV-3: Principal Technologies

•	Motorcycle and Automobile Communication Technology

-	Oncoming Vehicle Information Assistance System

•	Motorcycle Technologies

-	Rear View Assistance System

•	Automobile Technologies

-	Adaptive cruise control system

-	Pedestrian detection, Vision-based pedestrian detection system

-	Advanced Mayday System

•	Motorcycle/Automobile, Automobile/Automobile and Vehicle/Pedestrian Communication Systems

Honda participated in ASV verification trials conducted by the Ministry from July 4 to October 28, 2005, and took part in the public demonstrations held in Hokkaido, October 12–13, 2005.

Honda ASV-3

■ Honda Develops World’s First Production Motorcycle Airbag System

Honda Motor Co. has succeeded in developing the world’s first production motorcycle airbag system. The new system, which can help lessen the severity of injuries caused by frontal collisions, is to be made available on the new Gold Wing motorcycle scheduled for release in late spring of 2006 in the United States.

By conducting extensive crash tests at its omni-directional Real World Crash Test Facility, applying advanced computer simulation technology, and leading the way with the introduction of motorcycle rider test dummies, Honda has gathered and analyzed a wide array of data on the behavior of motorcycles during collisions. Honda has also taken full advantage of the experience of its automobile operations in the development of airbags, applying its expertise in the development of the Motorcycle Airbag System.

Honda Motorcycle Airbag (deployed)

Other

■ Honda Announces Future Motorcycle Business Plan in Asia Oceania Region

Honda Motor Co., Ltd. announced future plans for its motorcycle business in the Asia Oceania region excluding China, an important market accounting for approximately 70% of Honda’s global motorcycle sales. Honda sold 8 million motorcycles in the Asia Oceania region last fiscal year and aims to achieve annual sales of approximately 12 million units in this region by the year ending March 31, 2008. Toward this end, Honda is committed to passing the joy of mobility on to the next generation, and to proactive adoption of environmental and safety technologies that enhance safety. In addition, Honda will further strengthen its activities to promote traffic safety with its dealers and through other opportunities.

Expansion of Production Capacity

The motorcycle market in the Asia Oceania region is growing rapidly. Honda will expand production capacity in each country. Honda’s annual motorcycle production capacity in Asia Oceania reached approx. 8 million units in 2004, and will be expanded to approx. 14 million units by 2007.

Strengthening Local Development

Honda will further strengthen collaboration among its R&D facilities in the region in order to more quickly develop products that meet the needs of customers in the rapidly changing ASEAN market.

Expanding Product Lineup

Beginning in 2006, Honda is planning to introduce an all-new commuter model equipped with a compact water-cooled engine and an automatic transmission. Moreover, Honda plans to introduce a family type model equipped with a super-low-friction engine to improve fuel economy by 13% (vs. 2005 level). Further in the future, Honda plans to introduce a more casual and easy-to-ride commuter model to cultivate new market demand.

Strengthening Dealer Networks

Honda will establish a comprehensive support system that provides the existing 4S (Sales, Service, Spare parts and Safety) as well as the other S (Secondhand [used] business) in Thailand. In Indonesia, Honda will establish a network of 4,000 dealers and service shops to strengthen sales and after sales service to better serve customers in an ever growing market.

Environmental Initiatives

By 2007, Honda plans to introduce a total of ten PGM-FI (Honda Programmed Fuel Injection) equipped models. These models achieve improved fuel economy and cleaner emissions as well as excellent start-up capabilities in Thailand, Indonesia, the Philippines and India.

Safety Initiatives

As part of an effort to strengthen activities to promote safety, Honda will open another traffic education center in Indonesia in 2006, in addition to the existing centers in the Philippines, Vietnam, Thailand, Singapore, Australia and India. Moreover, Honda has a plan to establish the Safety Riding School across the nation in Thailand.

The third plant in Indonesia

Production start: September 30, 2005

Annual capacity: Approx. 1 million units

5

Consolidated Balance Sheets

Honda Motor Co., Ltd. and Subsidiaries

September 30, 2004 and March 31 and September 30, 2005

	Yen (millions)
	Sep. 30, 2004	Mar. 31, 2005	Sep. 30, 2005
Assets
Current assets:
Cash and cash equivalents	¥695,790	¥773,538	¥731,199
Trade accounts and notes receivable	630,559	791,195	672,160
Finance subsidiaries—receivables, net	1,091,695	1,021,116	1,214,243
Inventories	818,265	862,370	941,161
Deferred income taxes	195,979	214,059	225,255
Other current assets	339,846	346,464	372,583

Total current assets	3,772,134	4,008,742	4,156,601

Finance subsidiaries—receivables, net	2,567,876	2,623,909	2,909,017
Investments and advances:
Investments in and advances to affiliates	322,367	349,664	377,682
Other	274,390	264,926	298,814

Total investments and advances	596,757	614,590	676,496

Property, plant and equipment, at cost:
Land	357,349	365,217	370,472
Buildings	1,008,575	1,030,998	1,062,707
Machinery and equipment	2,192,685	2,260,826	2,341,808
Construction in progress	88,161	96,047	153,614

	3,646,770	3,753,088	3,928,601
Less accumulated depreciation	2,108,734	2,168,836	2,270,024

Net property, plant and equipment	1,538,036	1,584,252	1,658,577

Other assets	442,540	485,477	481,988

Total assets	¥8,917,343	¥9,316,970	¥9,882,679

Liabilities and Stockholders’ Equity
Current liabilities:
Short-term debt	¥646,323	¥769,314	¥725,771
Current portion of long-term debt	627,015	535,105	567,250
Trade payables:
Notes	18,486	26,727	24,684
Accounts	860,832	987,045	931,950
Accrued expenses	846,608	913,721	947,571
Income taxes payable	34,670	65,029	80,505
Other current liabilities	410,402	451,623	435,155

Total current liabilities	3,444,336	3,748,564	3,712,886

Long-term debt	1,587,620	1,559,500	1,800,814
Other liabilities	750,989	719,612	742,313

Total liabilities	5,782,945	6,027,676	6,256,013

Stockholders’ equity:
Common stock	86,067	86,067	86,067
Capital surplus	172,529	172,531	172,531
Legal reserves	34,597	34,688	35,516
Retained earnings	3,648,428	3,809,383	4,018,709
Accumulated other comprehensive income (loss):
Adjustments from foreign currency translation	(586,000)	(624,937)	(489,898)
Net unrealized gains on marketable equity securities	31,735	33,744	48,142
Minimum pension liabilities adjustments	(225,489)	(202,741)	(202,708)

Total accumulated other comprehensive income (loss)	(779,754)	(793,934)	(644,464)
Treasury stock	(27,469)	(19,441)	(41,693)

Total stockholders’ equity	3,134,398	3,289,294	3,626,666

Total liabilities and stockholders’ equity	¥8,917,343	¥9,316,970	¥9,882,679

6

Consolidated Statements of Income and Retained Earnings

Honda Motor Co., Ltd. and Subsidiaries

For the three months and six months ended September 30, 2004 and 2005

	Yen (millions)
	Three months ended		Six months ended
	Sep. 30, 2004	Sep. 30, 2005	Sep. 30, 2004	Sep. 30, 2005
Net sales and other operating revenue	¥2,093,578	¥2,337,670	¥4,166,731	¥4,602,249
Operating costs and expenses:
Cost of sales	1,444,313	1,644,719	2,886,223	3,235,849
Selling, general and administrative	360,331	405,797	723,386	786,273
Research and development	116,002	124,460	224,197	247,040

Operating income	172,932	162,694	332,925	333,087
Other income:
Interest	2,386	4,565	4,891	9,926
Other	9,754	18,580	35,998	4,516
Other expenses:
Interest	2,851	3,003	5,900	6,737
Other	16,634	13,444	28,247	27,092

Income before income taxes	165,587	169,392	339,667	313,700
Income taxes:
Current	20,507	88,310	63,562	149,531
Deferred	46,262	(26,562)	81,854	(32,998)

Income before equity in income of affiliates	98,818	107,644	194,251	197,167
Equity in income of affiliates	28,304	26,064	47,133	47,207

Net income	127,122	133,708	241,384	244,374
Retained earnings:
Balance at beginning of period	3,679,876	3,885,001	3,589,434	3,809,383
Retirement of treasury stocks	(158,570)	—	(158,570)	—
Cash dividends paid	—	—	(21,641)	(34,220)
Transfer to legal reserves	—	—	(2,179)	(828)

Balance at end of period	¥3,648,428	¥4,018,709	¥3,648,428	¥4,018,709

	Yen
Basic net income per
Common share	¥135.70	¥144.89	¥257.35	¥264.64
American depositary share	67.85	72.44	128.67	132.32

7

Consolidated Statements of Cash Flows

Honda Motor Co., Ltd. and Subsidiaries

For the six months ended September 30, 2004 and 2005

	Yen (millions)
	Six months ended
	Sep. 30, 2004	Sep. 30, 2005
Cash flows from operating activities:
Net income	¥241,384	¥244,374
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	105,775	112,970
Deferred income taxes	81,854	(32,998)
Equity in income of affiliates	(47,133)	(47,207)
Provision for credit and lease residual losses on finance subsidiaries—receivables	25,152	19,147
Gain on fair value adjustment of derivative instrument	31,778	12,034
Decrease (increase) in assets:
Trade accounts and notes receivable	96,127	141,577
Inventories	(29,256)	(49,627)
Other current assets	13,680	(233)
Other assets	(16,261)	(37,861)
Increase (decrease) in liabilities:
Trade accounts and notes payable	(65,013)	(92,307)
Accrued expenses	14,704	5,227
Income taxes payable	5,035	12,615
Other current liabilities	6,597	(14,054)
Other liabilities	(15,344)	(2,629)
Other, net	3,319	49,679

Net cash provided by operating activities	388,842	296,639

Cash flows from investing activities:
Decrease (increase) in investments and advances	19,310	18,824
Payment for purchase of available-for-sale securities	(955)	(800)
Proceeds from sales of available-for-sale securities	1,522	5,446
Payment for purchase of held-to-maturity securities	(13,371)	(24,034)
Proceeds from redemption of held-to-maturity securities	—	136
Capital expenditures	(170,146)	(169,726)
Proceeds from sales of property, plant and equipment	6,358	6,288
Acquisition of finance subsidiaries—receivables	(1,431,460)	(1,589,949)
Collection of finance subsidiaries—receivables	721,973	898,705
Proceeds from sales of finance subsidiaries—receivables	379,247	426,688

Net cash used in investing activities	(487,522)	(428,422)

Cash flows from financing activities:
Increase (decrease) in short-term debt	(151,955)	(71,194)
Proceeds from long-term debt	461,080	503,428
Repayment of long-term debt	(194,298)	(308,990)
Cash dividends paid	(21,641)	(34,220)
Increase in commercial paper classified as long-term debt	26	(59)
Payment for purchase of treasury stock, net	(34,564)	(22,252)

Net cash provided by financing activities	58,648	66,713

Effect of exchange rate changes on cash and cash equivalents	11,401	22,731

Net change in cash and cash equivalents	(28,631)	(42,339)
Cash and cash equivalents at beginning of period	724,421	773,538

Cash and cash equivalents at end of period	¥695,790	¥731,199

8

Consolidated Balance Sheets

Divided into Non-financial services businesses and Finance subsidiaries

Honda Motor Co., Ltd. and Subsidiaries

September 30, 2004 and March 31 and September 30, 2005

	Yen (millions)
	Sep. 30, 2004	Mar. 31, 2005	Sep. 30, 2005
Assets
Non-financial services businesses
Current assets	¥3,038,283	¥3,376,411	¥3,424,259
Cash and cash equivalents	678,762	757,894	716,423
Trade accounts and notes receivable	361,691	422,673	354,691
Inventories	818,265	862,370	941,161
Other current assets	1,179,565	1,333,474	1,411,984
Investments and advances	812,547	830,698	906,978
Property, plant and equipment, net	1,520,808	1,564,762	1,638,776
Other assets	270,600	274,958	280,918

Total assets	5,642,238	6,046,829	6,250,931

Finance subsidiaries
Cash and cash equivalents	17,028	15,644	14,776
Finance subsidiaries—short-term receivables, net	1,103,760	1,028,488	1,224,132
Finance subsidiaries—long-term receivables, net	2,568,355	2,625,078	2,909,368
Other assets	598,647	692,886	594,178

Total assets	4,287,790	4,362,096	4,742,454
Eliminations among subsidiaries	(1,012,685)	(1,091,955)	(1,110,706)

Total assets	8,917,343	9,316,970	9,882,679

Liabilities and Stockholders’ Equity
Non-financial services businesses
Current liabilities	1,954,299	2,281,768	2,159,864
Short-term debt	173,352	228,558	170,778
Current portion of long-term debt	6,318	6,385	4,860
Trade payables	887,882	1,022,394	965,548
Accrued expenses	717,039	770,887	797,122
Other current liabilities	169,708	253,544	221,556
Long-term debt	28,289	19,570	20,720
Other liabilities	750,564	717,636	736,352

Total liabilities	2,733,152	3,018,974	2,916,936

Finance subsidiaries
Short-term debt	1,193,308	1,310,678	1,350,383
Current portion of long-term debt	629,917	535,825	562,470
Accrued expenses	135,454	151,867	160,779
Long-term debt	1,564,051	1,546,953	1,796,945
Other liabilities	335,942	352,317	364,740

Total liabilities	3,858,672	3,897,640	4,235,317
Eliminations among subsidiaries	(808,879)	(888,938)	(896,240)

Total liabilities	5,782,945	6,027,676	6,256,013

Common stock	86,067	86,067	86,067
Capital surplus	172,529	172,531	172,531
Legal reserves	34,597	34,688	35,516
Retained earnings	3,648,428	3,809,383	4,018,709
Accumulated other comprehensive loss	(779,754)	(793,934)	(644,464)
Treasury stock	(27,469)	(19,441)	(41,693)

Total stockholders’ equity	3,134,398	3,289,294	3,626,666

Total liabilities and stockholders’ equity	¥8,917,343	¥9,316,970	¥9,882,679

Explanatory note:

In the previous fiscal fourth quarter, Honda reclassified certain finance subsidiaries—receivables to trade receivables, including those of non-current portion to other assets, in the consolidated balance sheets divided into non-financial services businesses and finance subsidiaries (unaudited). Reclassifications have been made to consolidated financial statements in prior year’s fiscal first half and fiscal year to conform to the presentation used for the year ended March 31, 2005.

9

Consolidated Statements of Cash Flows

Divided into Non-financial services businesses and Finance subsidiaries

Honda Motor Co., Ltd. and Subsidiaries

For the six months ended September 30, 2005

	Yen (millions)
	Non-financial services businesses	Finance subsidiaries
Cash flows from operating activities:
Net income	¥217,766	¥26,622
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	112,652	318
Deferred income taxes	(3,809)	(29,189)
Equity in income of affiliates	(48,644)	—
Gain on fair value adjustment of derivative instrument	(7,558)	(4,476)
Decrease in trade accounts and notes receivable	79,345	61,838
(Increase) in inventories	(49,627)	—
Increase (decrease) in trade payables	(92,015)	—
Other, net	40,732	(5,207)

Net cash provided by operating activities	248,842	49,906

Cash flows from investing activities:
(*Increase) in investments and advances	(30,642)	—
Capital expenditures	(169,023)	(703)
Proceeds from sales of property, plant and equipment	6,141	147
(Increase) in finance subsidiaries—receivables	—	(264,614)

Net cash used in investing activities	(193,524)	(265,170)

Free cash flow (Cash flows from operating and investing activities)	55,318	(215,264)

Free cash flow of Non-financial services businesses excluding the decrease in loans to Finance subsidiaries (Note)	82,828	—

Cash flows from financing activities:
*Increase (decrease) in short-term debt	(62,889)	17,163
*Proceeds from long-term debt	7,620	507,819
*Repayment of long-term debt	(7,221)	(311,071)
Proceeds from issuance of common stock	(22,252)	—
Acquisition of treasury stock	(34,234)	—
Cash dividends paid
(Decrease) in commercial paper classified as long-term debt	—	(59)

Net cash provided by (used in) financing activities	(118,976)	213,852
Effect of exchange rate changes on cash and cash equivalents	22,187	544

Net change in cash and cash equivalents	(41,471)	(868)
Cash and cash equivalents at beginning of period	757,894	15,644

Cash and cash equivalents at end of period	¥716,423	¥14,776

Explanatory notes:

1.	The cash flows derived from non-financial services businesses loans to finance subsidiaries were included in the items of “Decrease (increase) in investments and advances” of Non-financial services businesses, and “Increase (decrease) in short-term debt,” “Proceeds from long-term debt” and “Repayment of long-term debt” of Finance subsidiaries (marked by*). Free cash flow of Non-financial services businesses excluding the decrease in loans to finance subsidiaries are stated for the readers’ information. Loans from Non-financial services businesses to Finance subsidiaries increased by 77,741 million yen for the fiscal first half ended September 30, 2004, and increased by 27,510 million yen for the corresponding period in 2005.
2.	In the current fiscal year, Honda reclassified and restated its cash flow related to the finance subsidiaries—receivables which relate to sales of inventory as cash flows from operating activities instead of cash flows from investing activities in the consolidated statements of cash flows divided into non-financial services businesses and finance subsidiaries (unaudited). Due to this reclassification, the figures for the fiscal first half ended September 30, 2004 have been also reclassified and restated to conform to the presentation of the fiscal first half ended September 30, 2005.
3.	Decrease (increase) in trade accounts and notes receivable for finance subsidiaries is due to the reclassification of finance subsidiaries—receivables which relate to sales of inventory in the unaudited consolidated statements of cash flows presented above.

10

Segment Information

Business Segment Information

For the six months ended September 30, 2004

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	¥530,162	¥3,349,006	¥123,434	¥164,129	¥4,166,731	¥—	¥4,166,731
Intersegment sales	0	0	1,690	5,815	7,505	(7,505)	—

Total	530,162	3,349,006	125,124	169,944	4,174,236	(7,505)	4,166,731
Cost of sales, SG&A and R&D expenses	492,961	3,113,223	77,329	157,798	3,841,311	(7,505)	3,833,806

Operating income	¥37,201	¥235,783	¥47,795	¥12,146	¥332,925	¥0	¥332,925

Assets	790,184	3,863,598	4,287,790	240,760	9,182,332	(264,989)	8,917,343
Depreciation and amortization	13,592	88,258	200	3,725	105,775	—	105,775
Capital expenditures	23,420	141,983	282	4,461	170,146	—	170,146

For the six months ended September 30, 2005

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	¥550,942	¥3,738,630	¥143,759	¥168,918	¥4,602,249	¥—	¥4,602,249
Intersegment sales	0	0	2,046	7,039	9,085	(9,085)	—

Total	550,942	3,738,630	145,805	175,957	4,611,334	(9,085)	4,602,249
Cost of sales, SG&A and R&D expenses	511,002	3,504,415	101,205	161,625	4,278,247	(9,085)	4,269,162

Operating income	¥39,940	¥234,215	¥44,600	¥14,332	¥333,087	¥0	¥333,087

Assets	889,720	4,340,272	4,742,454	250,282	10,222,728	(340,049)	9,882,679
Depreciation and amortization	13,902	94,780	318	3,970	112,970	—	112,970
Capital expenditures	19,901	142,930	703	6,192	169,726	—	169,726

Explanatory notes:

1.	Business segment is based on Honda’s business organization and the similarity of the principal products included within each segment as well as the relevant markets for such products.
2.	Principal products of each segment.

Business	Principal Products
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs), personal watercrafts and relevant parts
Automobile Business	Automobiles and relevant parts
Financial Services Business	Financial and insurance services
Power Product & Other Businesses	Power products and relevant parts, and others

11

Geographical Segment Information

For the six months ended September 30, 2004

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	¥981,635	¥2,176,453	¥425,020	¥372,987	¥210,636	¥4,166,731	¥—	¥4,166,731
Transfers between geographical segments	997,120	56,793	89,548	42,687	8,490	1,194,638	(1,194,638)	—

Total	1,978,755	2,233,246	514,568	415,674	219,126	5,361,369	(1,194,638)	4,166,731
Cost of sales, SG&A and R&D expenses	1,891,963	2,067,446	490,520	378,264	199,835	5,028,028	(1,194,222)	3,833,806

Operating income	¥86,792	¥165,800	¥24,048	¥37,410	¥19,291	¥333,341	¥(416)	¥332,925

Assets	2,379,701	5,063,206	552,077	480,737	161,325	8,637,046	280,297	8,917,343
For the six months ended September 30, 2005
	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	¥1,010,185	¥2,477,402	¥482,707	¥408,499	¥253,456	¥4,602,249	¥—	¥4,602,249
Transfers between geographical segments	1,128,932	64,608	81,575	54,302	10,285	1,339,702	(1,339,702)	—

Total	2,139,117	2,512,010	564,282	462,801	263,741	5,941,951	(1,339,702)	4,602,249
Cost of sales, SG&A and R&D expenses	2,028,924	2,370,726	550,700	427,806	234,945	5,613,101	(1,343,939)	4,269,162

Operating income	¥110,193	¥141,284	¥13,582	¥34,995	¥28,796	¥328,850	¥4,237	¥333,087

Assets	2,571,296	5,675,749	621,501	578,383	258,079	9,705,008	177,671	9,882,679

Overseas Sales

For the six months ended September 30, 2004 and 2005

	Yen (millions)
	2004					2005
	North America	Europe	Asia	Other Regions	Total	North America	Europe	Asia	Other Regions	Total
Overseas sales	¥2,172,379	¥432,345	¥479,406	¥242,475	¥3,326,605	¥2,442,889	¥486,572	¥523,274	¥299,133	¥3,751,868
Consolidated sales					4,166,731					4,602,249
Overseas sales ratio to consolidated sales	52.1%	10.4%	11.5%	5.8%	79.8%	53.1%	10.6%	11.4%	6.4%	81.5%

Explanatory notes:

1.	The geographical segments are based on the location where sales are originated.
2.	Major countries or regions in each geographical segment:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India
Other Regions	Brazil, Australia

12

Explanatory notes:

1.	The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, since the Company has listed its shares as on American Depositary Receipts on the New York Stock Exchange and files reports with the U.S. Securities and Exchange Commission. All segment information, however, is prepared in accordance with the Ministerial Ordinance under the Securities and Exchange Law of Japan.

2.	The average exchange rates for the fiscal second quarter ended September 30, 2005 were ¥111.28=U.S.$1 and ¥135.72=€1. The average exchange rates for the corresponding period last year were ¥109.96=U.S.$1 and ¥134.37=€1. The average exchange rates for the fiscal first half ended September 30, 2005 were ¥109.48=U.S.$1 and ¥135.65=€1, as compared with ¥109.86=U.S.$1 and ¥133.32=€1 for the corresponding period last year.

3.	United States dollar amounts have been translated from yen solely for the convenience of the reader at the rate of ¥113.19=U.S.$1, the mean of the telegraphic transfer selling exchange rate and the telegraphic transfer buying exchange rate prevailing on the Tokyo foreign exchange market on September 30, 2005.

4.	The Company’s Common Stock-to-ADR exchange rate was changed from two shares of Common Stock to one ADR to one share of Common Stock to two ADRs, effective January 10, 2002.

5.	Reclassification

From the fiscal fourth quarter ended March 31, 2005, Honda reclassified and restated cash flow relating to finance subsidiaries—receivables which relate to sales of inventory in the cash flows from investing activities to cash flow from operating activities in the unaudited consolidated statements of cash flows. In addition, in the consolidated balance sheets, corresponding finance subsidiaries—receivables were reclassified to trade receivables, including non-current portion of other assets. Due to this reclassification, the figures for the fiscal first half ended September 30, 2004 and as of September 30, 2004 have been also reclassified and restated to conform to the presentation of the fiscal first half ended September 30, 2005 and as of September 30, 2005. For further information, please see the consolidated statements of cash flows for the fiscal first half ended September 30, 2005.

Investor Information

Transfer Agent for Common Stock

The Chuo Mitsui Trust and Banking Co., Ltd.

33-1, Shiba 3-chome, Minato-ku,

Tokyo 105-8574, Japan

Depositary and Transfer Agent for American Depositary Receipts

JPMorgan Chase Bank, N.A.

4 New York Plaza,

New York, NY 10004, U.S.A.

Stock Exchange Listings in Japan

Tokyo, Osaka, Nagoya, Fukuoka and Sapporo

Stock Exchange Listings Overseas

New York, London, Swiss and Paris stock exchanges

Total Shares of Common Stock Issued

928,414,215 (as of September 30, 2005)

IR Offices

[Japan]

Honda Motor Co., Ltd.

1-1, 2-chome, Minami-Aoyama,

Minato-ku, Tokyo 107-8556, Japan

Phone: 81-3-3423-1111 (Switchboard)

URL: http://world.honda.com/

[U.S.A.]

Honda North America, Inc.

New York Office

540 Madison Avenue, 32nd Floor,

New York, NY 10022, U.S.A.

Phone: 1-212-355-9191

[U.K.]

Honda Motor Europe Limited

Public Relations & Investor Relations Division

470 London Road, Slough,

Berkshire SL3 8QY, U.K.

Phone: 44-01753-590-590

13

Ref.#C05-104

Honda Announces New Automobile Sales Channel Strategy and Introduction of Acura(*1) Brand to Japan

— Focus will be on maximizing customer joy and satisfaction and creating new value —

December 14, 2005 — Honda Motor Co., Ltd. today announced plans to integrate the company’s three existing domestic automobile sales channels – Primo, Clio and Verno – into one Honda channel in March 2006. This integration will enable Honda customers to purchase and service any Honda brand automobile at a single Honda dealer and to maintain a continuous relationship with the same dealer for future sales and service needs as a means to achieve a high level of satisfaction. In addition, Honda announced plans to introduce its luxury brand, Acura, in Japan, by fall 2008. The Acura brand will offer distinctive products with a core focus on advanced, leading edge technologies that are always ahead of the times.

The goals of the new sales channel strategy are to maintain Honda’s ability to respond to changes in society and the automobile market and to continue to provide the diverse values desired by customers and meet increasingly sophisticated customer needs. In turn, this will enable Honda to maximize the joy and satisfaction of existing customers earned through the three channel structure (with the cumulative number of Honda vehicles in Japan now standing at approximately 9 million units). Further, Honda aims to restructure and strengthen its domestic automobile dealer network by creating new value for the customer through Acura brand products.

•	Integration of Honda channels to maximize customer joy and satisfaction

Honda established the current three-channel structure by creating Verno in 1978, Clio in 1984, and Primo in 1985, offering Honda products for customers with different lifestyles. Supported by growing automobile demand at that time, Honda continued to enhance its product line-up and increased sales and the number of dealers. At the same time, Honda began conducting the CSI (Customer Satisfaction Index) survey in 1984, and strengthened initiatives which always put customer satisfaction at the core. Through these efforts, Honda steadily increased the number of Honda customers and made significant progress in achieving the autonomy of its dealers.

The Japanese automobile market has now entered a stage of increasing maturity, and the surrounding society and marketplace are in a transition stage as well. In this increasingly competitive environment, the most important factor is to always continue improving the lifetime satisfaction level for the customers who have already chosen the Honda brand.

Based on this concept, Honda decided to integrate its existing channels into one Honda channel where customers will be able to purchase and service any Honda brand automobile and to continue receiving high quality sales and service from the same dealer for future needs whether that be replacing their current vehicle or adding another one. Honda also aims to build a dealer network that places the Honda brand at the forefront by maximizing use of existing facilities and manpower and by optimizing the location of sales facilities.

•	Introducing Acura to create new value for the customer and to continue to achieve further growth and to take a big step forward in Japan

Recently, the values desired by the customer have become even more diverse and customer needs are becoming increasingly sophisticated in the automobile market. Honda will proactively respond to these changes by creating new value for the customer with the introduction of Acura, a luxury brand that will offer a distinctive driving experience and other unique characteristics. The Acura brand will start in fall 2008, with approximately 100 dealers in Japan. This also will enable Honda to achieve further growth and take a big step forward in its home market of Japan.

With this new sales channel strategy, Honda will accelerate its effort to maximize customer joy and satisfaction, and by challenging in this new area Honda will pursue the goal of consistently achieving annual sales of more than 800,000 units.

(*1)	Acura is a luxury brand Honda first introduced in the U.S. in 1986.

Ref.#C05-106

Honda to Mass Produce Next-Generation Thin Film Solar Cell

Tokyo, December 19, 2005 — Honda Motor Co., Ltd. today announced its plan to begin mass production in 2007, of an independently developed thin film solar cell composed of non-silicon compound materials, which requires 50% less energy, and thus generate 50% less CO2, during production compared to a conventional solar cell. A mass production plant with annual capacity of 27.5 megawatts will be established at Honda’s Kumamoto factory.

Honda will produce and sell solar panels in a limited area, starting from 2006 fall, using assembly line within Honda Engineering Co., Ltd., the production engineering subsidiary of Honda.

By using thin film made from a compound of copper, indium, gallium and selenium (CIGS), Honda’s next-generation solar cell achieved a major reduction in energy consumed during the manufacturing process to approximately 50% of the amount required by conventional crystal silicon solar cells. Thus, this new solar cell is more environmentally-friendly by reducing the amount of CO2 even from the production stage. Further, this next-generation solar cell has achieved the highest level of photoelectric transfer efficiency for a thin film solar cell (almost equivalent to the conventional crystal silicon solar cell).

Since spring 2002, Honda has been using and monitoring the performance of this solar cell, first at the Outboard Engine Plant in Hosoe, and then also at 12 other Honda facilities including Honda Engineering headquarters and the Honda Wako Building in Japan and 3 overseas sites such as the U.S. and Thailand.

Achieving lower costs and higher photoelectric transfer efficiency is required in order to expand use of solar cells which will help protect the global environment. This non-silicon thin film solar cell has been attracting significant attention as a potential solution to these challenges. The only remaining challenges were the stabilization of performance and development of mass production technologies. The mass production of Honda’s next-generation solar cell became possible with a new mass production process for thin film solar cells developed independently by Honda Engineering – a production engineering company that has long developed production equipment and technologies for Honda’s motorcycle, automobile, engine, electric motor for hybrid vehicles and other items.

In addition to its effort to lower environmental load through achieving reduced emissions and higher fuel efficiency, as the first automaker to enter into solar cell business, Honda will contribute to the effort to prevent global warming through production and sales of a clean energy source which does not use fossil fuels. In its vision for 2010, Honda has committed itself to take on new challenges in new areas and to develop environmentally-friendly and sustainable energy technologies. Honda’s entrance into the solar cell business with independently developed technologies is an example of the realization of Honda’s 2010 vision.

About New Mass Production Line

Location:	Within the current site of Honda Motor Co., Ltd. Kumamoto Factory
Establishment:	The line will become operational in latter half of 2007
Facility size:	Approximately 12,000 square meter
Production capacity:	27.5 megawatts annually, (Equivalent amount of electricity to power approximately 8,000 houses when calculated at 3.5kw per house)
Product/Use:	Solar cell panel for individual residential use and public industrial use

December 20, 2005

Summary of 2005 Year End CEO Speech

Review of the year 2005

With the all-new Civic, Honda received various awards in Japan and the U.S. (e.g. RJC Technology of the Year; Car of the Year Japan Special Achievement Award – Most Advanced Technology Award; Japan Automobile Hall of Fame Car of the Year; the U.S.-based Motor Trend Magazine Car of the Year, etc.) At the beginning of 2006, Honda will launch an all-new Civic hatch-back in Europe, which was developed especially for the market. Honda has established a flexible production/development system which enables Honda to introduce the most appropriate models for each market with a short lead time.

The all-new ASIMO achieved a dramatic improvement of its physical capabilities. Honda will now focus more on improvement of intelligence capabilities. Honda will also pursue the mutual exchange and leveraging of technologies developed separately by Honda engineers for ASIMO and automobiles, while continuing the challenge to contribute to society through commercialization of ASIMO as an unprecedented mobility product.

Estimated 2005 worldwide sales:	(All time record in each product area)

Motorcycles:	12.5 million units (up 16% from 2004)

Automobiles:	3.35 million units (up 5% from 2004)

Power Products:	5.60 million units (up 6% from 2004)

Initiatives for 2006 and beyond:

•	Motorcycle

•	Asia

In 2006, the new plants in the Philippines (+200,000 units), Pakistan (+150,000 units) and India (+450,000 units) will become operational. The overall annual motorcycle production capacity in Asia Oceania is estimated to reach 11 million units in 2006, and 14 million units in 2007.

Honda will introduce a new commuter model equipped with a compact water-cooled engine designed especially for Asian markets and an automatic transmission, as well as a high fuel-efficiency model equipped with a super-low-friction engine. Moreover, Honda plans to introduce a total of 10 fuel injection equipped models in the Asia Oceania region.

•	China

A new plant of Wuyang-Honda, currently in the process of being relocated, will become operational at the new site in spring 2006. (Annual production capacity will be expanded from the current 600,000 units to 800,000 units.)

•	North America

Following the introduction of a navigation-system equipped type in September 2005, the Gold Wing equipped with the world’s first motorcycle airbag will be introduced to the market in summer 2006. Honda will lead the industry in adopting the most advanced features for motorcycle products.

•	Europe

For Europe, Honda will remodel the CBF1000, an Italy-made 4-cylinder touring sports model, as well as Deauville, a Spain-made 680cc V-twin touring model, which were both displayed at the Tokyo Motor Show. Along with Japan-made new models including CBR1000RR and Silverwing 400, the new product line-up will meet the demands of our customers in Europe.

•	South America

Business in Brazil grew well, and the cumulative production at the Honda plant in Brazil reached 8 million units at the end of November. In addition, the rapidly-recovering Argentina market has the potential to grow into the second largest motorcycle market in South America. Honda will begin local motorcycle production in Argentina in mid-2006.

•	Japan

Honda’s best selling lightweight category motorcycle, Forza, increased in 2005 by approximately 50% compared to the previous year. A new Forza will be introduced to the market in 2006 with a Honda S-Matic transmission that is advanced from the current 6-speed to 7-speed, and with an improved styling. In addition, DN-01, a HFT-equipped automatic sports cruiser, which we introduced at the Tokyo Motor Show, will be further advanced for introduction to the market in the near future. This motorcycle will offer the new value of fun riding with improved comfort.

•	Power Products

-	The electric 4-wheel wheelchair, Monpal, will undergo a full model change (spring 2006). It will be the first product applied with the visibility improvement method that was also applied to ASV3.

-	Tokyo Gas Co., Ltd. will begin sales of Ecowill, Honda’s cogeneration system, in January 2006

-	In fall 2006, sales of household cogeneration system units will begin in the U.S., where Honda has already begun monitor testing.

•	Automobile

•	North America

-	2005 U.S. sales forecast: 1.45 million units (Up 4% from 2004)

-	Introducing Fit in the entry level category in spring 2006. Strengthen lineup with excellent fuel economy and environmental performance, while cultivating new customer segments.

-	As for light trucks, the Acura brand will be strengthened by the launch of the Acura RD-X, which is a small-size SUV that achieves both advanced performance and fuel efficiency.

•	Europe

-	2005 sales forecast: 285,000 units (Up 11% from 2004)

-	The all-new Civic 5-door especially developed for Europe will be on sale at the beginning of 2006.

-	Honda will reveal the Civic Type R Concept, which will achieve advanced Fun-to-Drive values at the Geneva Auto Show at the end of February 2006.

•	Asia Oceania Region

-	2005 sales forecast: 310,000 units (Up 10% from 2004)

-	In India, expansion of annual production capacity to 50,000 units was completed in November. The plan is to double capacity to 100,000 units by 2010. In addition to the Accord and City models currently being manufactured, production of Civic will begin in 2006.

-	In Vietnam, the first automobile plant will begin production of Civic in summer 2006.

-	In Thailand, an automobile R&D center is being established and a new design center has begun operations. Honda will enhance sales and production to meet rapidly growing demand in the region, while establishing core R&D functions which enable Honda to accurately identify the needs of each local market.

•	South America

-	2005 sales forecast: 70,000 units (Up 17% from 2004)

-	Honda expects to achieve all-time record sales again in 2005 for the third consecutive year. Sales of Civic and Fit remained strong. To continue responding to growing demand, the production capacity of the plant in Brazil will be increased through expansion of the plant facility. The annual production capacity of the plant will be expanded from the current 55,000 units to more than 80,000 units by the beginning of 2007, and to 100,000 units by 2008.

•	China

-	2005 sales forecast: 260,000 units (Up 19% from 2004)

-	2005 production plan: 270,000 units (including exports)

-	Dongfeng Honda will expand its annual production capacity to 120,000 units from 2006 and begin production of one of Honda’s core models – Civic.

-	Combined with added capacity at the second plant of Guangzhou Honda, overall production capacity in China will be 530,000 units annually.

-	Honda will also strengthen local powertrain production, including local production of dies, to establish the foundation for local production and then grow steadily.

-	As for sales, the Acura brand will be launched in China, the first region outside North America to introduce the brand. In addition to RL, the U,S, made Acura TL will also be introduced to the market.

•	Japan

-	2005 sales forecast: 720,000 units (Decreased by 3.1% from 2004)

-	Strengthening sales

Honda will innovate the domestic sales channel structure. The existing three channels – Primo Clio, Verno—will be integrated and strengthened as one Honda channel beginning in 2006. By pushing the core Honda brand to the forefront, Honda will establish a dealer network which is easy for our customers to understand.

Moreover, the Acura brand, which started in America in 1986 as the first Japanese luxury brand in North America, will be introduced to Japan in fall 2008, the third region to adopt the brand after North America and China.

Including NSX, the Acura brand has grown by offering a performance-oriented product line-up based on advanced technology that is always ahead of the times. Acura has grown into a luxury brand which now sells more than 200,000 units annually with six models including two locally developed models — TL and MDX. Currently, 70% of the Acura product lineup is built in North America, therefore we can say that Acura is a luxury brand which is deeply rooted in North America

With the successor model of NSX to be equipped with a V10 engine at the top of the line-up, each Acura model will have distinctive technologies including the outstanding advanced technology of SH-AWD which was introduced with RL. We will further grow Acura as a global luxury brand focused on advanced technology ahead of the times.

-	Strengthening R&D

In the area of R&D, the structure of Honda R&D Co., Ltd. will be strengthened. Due to the growth and expansion of Honda’s business, the specific responsibilities of individual engineers tend to become marginalized.

In order to enhance the creativity of each individual, and to maintain a high level of initiative, Honda R&D will strengthen the flat and less-layered structure and make the responsibility of each section to focus on individuals more concrete.

As the level and variety of technological elements applied to automobiles, e.g. advanced safety features, electronic devices, or new materials, are becoming more advanced and complex, the role of technology development is becoming ever more important. We will enhance technology development by clarifying the responsibility of this role from that of product development.

In the area of product development, Honda R&D will strengthen its structure to increase its capability to develop products that continuously advance brand growth, e.g. strengthening the individual development of Acura products and Honda products.

-	Strengthening engineering/production

Honda will further advance its powertrain production system in order to achieve mass production of extremely sophisticated next generation engines, such as VTEC that we discussed at the mid-year conference, the V10 engine that will be installed to the successor model of NSX, and to increase production of hybrid engines to meet growing demand.

As a part of this challenge, and to advance the production technology to the next level, Honda has begun planning to further reform production facility in Japan that is responsible to roll out new powertrain technologies and units to the world. The key to address environmental issues— the most important challenge for automakers in the future – is advancement of the powertrain. Honda will pursue to advance the mass production technologies for the next-generation powertrain.

Through all of these measures described above, we will strengthen the core elements that make Honda unique in all areas of sales, R&D, and engineering/production.

•	Motor Sports

•	Suzuka Circuitland Co., Ltd. and Twin Ring Motegi Co., Ltd will merge their operations in 2006. Suzuka Circuitland has the experience of hosting Formula One racing for almost 20 years. Twin Ring Motegi owns an oval course – the only one of its kind in Asia. These two companies will be merged to increase the efficiency of operation and to contribute to the advancement of mobility and motor sports cultures in Japan.

•	WGP : In October, Honda achieved the cumulative total of 600 WGP wins. Daniel Pedrosa who earned the 600th win for Honda will move up from GP250 to MOTOGP and compete for the top racing series together with Nicky Hayden in the Repsol Honda team. Marco Melandri also showed a great talent by winning the last two races of the 2005 season. Honda will work harder to regain the titles with the next-generation teams which employ these talented young riders.

•	Indy: In 2005, Honda won the three major titles— Manufacturers’ Title, Drivers’ Championship, and Rookie of the Year. From next year, Honda will be the sole engine supplier. Honda will continue racing in IRL, the top open wheel racing series in North America, even beyond 2007 to continue contributing to the racing culture of the U.S.

•	F1: The new-born Honda Racing F1 Team will begin a new challenge for victory as a 100% Honda works team. Honda will also strongly support the Super AGURI Formula One team by providing V8 engines.

Honda will begin sales in the latter half of 2006, of Honda’s unique solar cell panel which features thin-film formed by a compound made of copper, indium, gallium and selenium (CIGS), a product of Honda Engineering.

In 2007, Honda will establish a production line in the Kumamoto Plant with annual capacity of 27.5 megawatts.

As the first automaker to enter into solar cell business, Honda will further contribute to the effort to prevent global warming through production and sales of a clean energy source which does not use fossil fuels.

The Power of Dreams – Honda will continue our challenges to create new value for our customers.

###

December 20, 2005

Ref.# C05-109

2005 Honda SALES & PRODUCTION FORECAST

<Global Sales (million units)>	2004	2005
	Result	Forecast		% Change
Motorcycles & ATVs	10.808	approx. 12.50	*	116%
Automobiles	3.194	approx. 3.35	*	105%
Power Products	5.3	approx. 5.60	*	106%
Total	19.302	approx. 21.45	*	111%

Note: The 2004 motorcycle results and 2005 motorcycle forecast for the Honda brand excludes Sundiro brand figures.
* New record

<Motorcycles & ATVs>	2004	2005
	Result	Forecast		% Change
	(Units)	(Units)
Japan sales	391,158	370,000		94.6%
Export sales	350,255	370,000		105.6%
Motorcycles Total	741,413	740,000		99.8%
ATVs	351,018	300,000		85.5%
Motorcycle & ATV Total	1,092,431	1,040,000		95.2%
KD sets	9,059,140	9,240,000	*	102.0%

* New record

Japan production[1]	579,131	623,000		107.6%
Overseas production[2]	10,296,000	11,990,000	*	116.5%
Global production[3]	10,875,131	12,613,000	*	116.0%

[1] Completely built unit (CBU) + complete knock-down (CKD)
[2] CBU production at local plants (excluding overseas CKD)
[3] Domestic production plus overseas production
Note: The 2004 motorcycle results and 2005 motorcycle forecast for the Honda brand excludes Sundiro brand figures.
* New record

<Automobiles>	2004	2005
	Result	Forecast		% Change
	(Units)	(Units)
Passenger cars & light trucks[4]	481,378	470,000		97.6%
Mini vehicles	261,693	250,000		95.5%
Japan sales	743,071	720,000		96.9%
Export sales	513,627	530,000		103.2%
Total	1,256,698	1,250,000		99.5%
KD sets	1,804,140	1,980,000	*	109.7%

[4] Import car sales are included in passenger cars & light trucks
* New record

Japan production[5]	1,242,528	1,265,000		101.8%
Overseas production[6]	1,939,096	2,145,000	*	110.6%
Global production[7]	3,181,624	3,410,000	*	107.2%

[5] Completely built unit (CBU) + complete knock-down (CKD)
[6] CBU production at local plants (excluding overseas CKD)
[7] Domestic production plus overseas production
* New record

<Power Products>	2004	2005
	Result	Forecast		% Change
	(Units)	(Units)
Japan sales	436,042	465,000		106.6%
Export sales	5,194,363	5,335,000	*	102.7%

* New record

Ref.#C05-110

Honda Increases Production in the North America due to Strong Sales

December 22, 2005 – Honda Motor Co., Ltd. today announced production, domestic sales, and export results for the month of November.

<Production>

Domestic production for the month of November increased 4.8% compared to the same month a year ago due to an increase in production of both domestic and export models. This is the first time in five months, since June 2005, that domestic production exceeded the total from the same month a year ago.

Overseas production in November increased 8.2%, due largely to production increases in North America, where the second line of the Alabama plant, which produces light truck models including Odyssey and Pilot, added a second shift earlier this year, reaching full capacity in October. Increased production in Asia also contributed to the rise in overseas production. It is the fourth consecutive month, since August 2005, for an increase in overseas production compared to the same month a year ago.

Worldwide production in November increased 6.9% due to the increased domestic and overseas production. It is the fourth consecutive month for an increase over the same month a year ago.

<Japan Domestic Sales>

Total domestic sales, including imported cars, was 57,394 units for the month of November, a 2.8% decline compared to the same month a year ago, due to decreased sales of mini vehicles. It is the first time in three months, since August 2005, for domestic sales to decline compared to the same month a year ago. On the other hand, sales of passenger cars and light trucks (including import models) exceeded the same month a year ago for the third consecutive month. It is the first time in two months for sales of mini-vehicles to decline compared to the same month a year ago.

In the passenger car and light truck category, Fit was Honda’s best selling vehicle (10,180 units, the third best selling car in the market) for the month of November. The all-new StepWGN (7,093 units, the seventh best selling car in the market), which underwent a full model change in May, and the Odyssey (4,691 units, the 15th best selling car in the market), which received a minor model change in October, were the second and third best selling vehicle for the month. In the mini-vehicle category, Life (10,001 units, the 3rd best selling mini vehicle in the market) was Honda’s best-selling vehicle for the month.

<Exports from Japan>

Total exports in November of 38,306 units, were down 21.0% compared to the same month a year ago — the fourth consecutive monthly decline compared to the same month a year ago. The decrease was due primarily to the fact that exports to North America in November last year experienced a large increase following the full model change of the Acura RL (known as Legend in Japan) in October and production of Accord and Civic has gradually switched to local production. In addition, exports to Europe declined for the fifth consecutive month with the June 2005 startup of exports of Jazz (known as Fit in Japan) from a new Honda plant in China.

Honda Automobile Production, Sales & Exports (November 2005)

Production

	November		Year-to-Date Total (Jan - Nov 2005)
	Units	Vs.11/04	Units	Vs.2004
Domestic (CBU+CKD)	110,057	+4.8%	1,160,583	+2.6%
Overseas (CBU only)	187,154	+8.2%	1,983,250	+11.0%

Worldwide Total	297,211	+6.9%	3,143,833	+7.8%

Production by Region
	November		Year-to-Date Total (Jan - Nov 2005)
	Units	Vs.11/04	Units	Vs.2004
North America	117,732	+10.5%	1,249,250	+10.4%
(USA only)	80,344	+15.3%	870,046	+16.6%
Europe	16,678	-10.9%	173,367	-3.4%
Asia	46,256	+11.3%	489,581	+19.9%
Others	6,488	+3.6%	71,052	+6.0%

Overseas Total	187,154	+8.2%	1,983,250	+11.0%

Japan Domestic Sales
Vehicle type	November		Year-to-Date Total (Jan - Nov 2005)
	Units	Vs.11/04	Units	Vs.2004
Passenger Cars & Light Trucks	36,914	+3.0%	432,122	-1.5%
Mini Vehicles	20,480	-11.7%	229,420	-3.2%

Honda Brand Total	57,394	-2.8%	661,542	-2.1%

Export from Japan
	November		Year-to-Date Total (Jan - Nov 2005)
	Units	Vs.11/04	Units	Vs.2004
North America	16,675	-23.4%	228,673	+4.8%
(USA only)	14,709	-23.4%	203,033	+2.7%
Europe	10,092	-36.2%	125,318	-6.4%
Asia	1,194	-32.5%	15,548	-6.0%
Others	10,345	+13.6%	101,834	+10.1%

Total	38,306	-21.0%	471,373	+2.2%

[Translation]

December 23, 2005

Notice for Summary Share Exchange

Tokyo, December 23, 2005 — Honda Motor Co., Ltd. decided at a meeting of its Board of Directors held on December 19, 2005, to acquire all the shares of Suzuka Circuitland Co., Ltd. (headquarters: 7992 Ino-cho, Suzuka-shi, Mie Prefecture) by a share exchange, the date of which will be March 10, 2006, and executed the share exchange agreement on the same day.

The share exchange will be carried out under Article 358, Paragraph 1, of the Commercial Code without obtaining the approval of shareholders at a shareholders’ meeting, as is otherwise required based on Article 353, Paragraph 1, of the Commercial Code. Therefore, any shareholders who are opposed to this share exchange are requested to notify the Company in writing of their opposition on or after December 24, 2005, but no later than January 6, 2006.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Financial Statements

September 30, 2005

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Balance Sheets

September 30, 2004 and 2005 and March 31, 2005

	Yen (millions)
	September 30, 2004	September 30, 2005	March 31, 2005
	unaudited	unaudited	audited
Assets
Current assets:
Cash and cash equivalents	¥695,790	¥731,199	¥773,538
Trade accounts and notes receivables, net of allowance for doubtful accounts of ¥9,935 million at September 30, 2004, ¥10,554 million at September 30, 2005 and ¥9,710 million at March 31, 2005 (note 2)	630,559	672,160	791,195
Finance subsidiaries-receivables, net (notes 2,3,6 and 10)	1,091,695	1,214,243	1,021,116
Inventories (note 4)	818,265	941,161	862,370
Deferred income taxes	195,979	225,255	214,059
Other current assets (notes 5 and 10)	339,846	372,583	346,464

Total current assets	3,772,134	4,156,601	4,008,742

Finance subsidiaries-receivables, net (notes 2,3,6 and 10)	2,567,876	2,909,017	2,623,909
Investments and advances:
Investments in and advances to affiliates	322,367	377,682	349,664
Other (notes 5 and 10)	274,390	298,814	264,926

Total investments and advances	596,757	676,496	614,590

Property, plant and equipment, at cost (note 6):
Land	357,349	370,472	365,217
Buildings	1,008,575	1,062,707	1,030,998
Machinery and equipment	2,192,685	2,341,808	2,260,826
Construction in progress	88,161	153,614	96,047

	3,646,770	3,928,601	3,753,088
Less accumulated depreciation	2,108,734	2,270,024	2,168,836

Net property, plant and equipment	1,538,036	1,658,577	1,584,252

Other assets (notes 2 and 10)	442,540	481,988	485,477

Total assets	¥8,917,343	¥9,882,679	¥9,316,970

Liabilities and Stockholders’ Equity
Current liabilities:
Short-term debt (note 6)	¥646,323	¥725,771	¥769,314
Current portion of long-term debt (note 6)	627,015	567,250	535,105
Trade payables:
Notes	18,486	24,684	26,727
Accounts	860,832	931,950	987,045
Accrued expenses	846,608	947,571	913,721
Income taxes payable	34,670	80,505	65,029
Other current liabilities (note 10)	410,402	435,155	451,623

Total current liabilities	3,444,336	3,712,886	3,748,564

Long-term debt (note 6)	1,587,620	1,800,814	1,559,500
Other liabilities (notes 7 and 10)	750,989	742,313	719,612

Total liabilities	5,782,945	6,256,013	6,027,676

Stockholders’ equity:
Common stock, authorized 3,565,000,000 shares at September 30,2004 and 3,554,000,000 Shares at September 30,2005 and at March 31, 2005 ; issued 939,414,215 shares at September 30, 2004, 928,414,215 shares at September 30, 2005 and at March 31, 2005	86,067	86,067	86,067
Capital surplus	172,529	172,531	172,531
Legal reserves	34,597	35,516	34,688
Retained earnings	3,648,428	4,018,709	3,809,383
Accumulated other comprehensive income (loss) (note 9)	(779,754)	(644,464)	(793,934)
Treasury stock, at cost 5,279,439 shares at September 30, 2004, 7,395,757 shares at September 30, 2005 and 3,543,788 shares at March 31, 2005	(27,469)	(41,693)	(19,441)

Total stockholders’ equity	3,134,398	3,626,666	3,289,294

Commitments and contingent liabilities (notes 12 and 13)

Total liabilities and stockholders’ equity	¥8,917,343	¥9,882,679	¥9,316,970

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Income

For the six months ended September 30, 2004 and 2005 and the year ended March 31, 2005

	Yen (millions)
	September 30, 2004	September 30, 2005	March 31, 2005
	unaudited	unaudited	audited
Net sales and other operating revenue	¥4,166,731	¥4,602,249	¥8,650,105

Operating costs and expenses:
Cost of sales	2,886,223	3,235,849	6,038,172
Selling, general and administrative	723,386	786,273	1,513,259
Research and development	224,197	247,040	467,754

	3,833,806	4,269,162	8,019,185

Operating income	332,925	333,087	630,920

Other income (note 1 (q)):
Interest	4,891	9,926	10,696
Other	35,998	4,516	60,541

	40,889	14,442	71,237

Other expenses (note 1(q)):
Interest	5,900	6,737	11,655
Other	28,247	27,092	33,697

	34,147	33,829	45,352

Income before income taxes and equity in income of affiliates
	339,667	313,700	656,805
Income taxes :
Current	63,562	149,531	151,146
Deferred	81,854	(32,998)	115,519

	145,416	116,533	266,665

Income before equity in income of affiliates	194,251	197,167	390,140

Equity in income of affiliates	47,133	47,207	96,057

Net income	¥241,384	¥244,374	¥486,197

	Yen
	September 30, 2004	September 30, 2005	March 31, 2005
Basic net income per common share (note 1(o)):
	¥257.35	¥264.64	¥520.68

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

For the six months ended September 30, 2004 and 2005 and the year ended March 31, 2005

	Yen (millions)
	September 30, 2004	September 30, 2005	March 31, 2005
	unaudited	unaudited	audited
Common stock:
Balance at beginning of the period	¥86,067	¥86,067	¥86,067

Balance at end of the period	86,067	86,067	86,067

Capital surplus:
Balance at beginning of the period	172,719	172,531	172,719
Reissuance of treasury stock	—	—	2
Retirement of treasury stock	(190)	—	(190)

Balance at end of the period	172,529	172,531	172,531

Legal reserves:
Balance at beginning of the period	32,418	34,688	32,418
Transfer from retained earnings	2,179	828	2,270

Balance at end of the period	34,597	35,516	34,688

Retained earnings:
Balance at beginning of the period	3,589,434	3,809,383	3,589,434
Net income for the period	241,384	244,374	486,197
Cash dividends	(21,641)	(34,220)	(47,797)
Transfer to legal reserves	(2,179)	(828)	(2,270)
Retirement of treasury stock	(158,570)	—	(216,181)

Balance at end of the period	3,648,428	4,018,709	3,809,383

Accumulated other comprehensive income (loss):
(note 9)
Balance at beginning of the period	(854,573)	(793,934)	(854,573)
Other comprehensive income (loss) for the period, net of tax	74,819	149,470	60,639

Balance at end of the period	(779,754)	(644,464)	(793,934)

Treasury stock:
Balance at beginning of the period	(151,665)	(19,441)	(151,665)
Purchase of treasury stock	(34,564)	(22,252)	(84,160)
Reissuance of treasury stock	—	—	13
Retirement of treasury stock	158,760	—	216,371

Balance at end of the period	(27,469)	(41,693)	(19,441)

Total stockholders’ equity	¥3,134,398	¥3,626,666	¥3,289,294

Disclosure of comprehensive income:
Net income for the period	¥241,384	¥244,374	¥486,197
Other comprehensive income (loss) for the period, net of tax (note 9)
Adjustments from foreign currency translation	79,413	135,039	40,476
Unrealized gains (losses) on marketable equity securities:
Unrealized holding gains (losses) arising during the period	(4,097)	14,862	(3,668)
Reclassification adjustments for losses (gains) realized in net income	(234)	(464)	1,346
Minimum pension liabilities adjustment	(263)	33	22,485

	74,819	149,470	60,639

Total comprehensive income for the period	¥316,203	¥393,844	¥546,836

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the six months ended September 30, 2004 and 2005 and the year ended March 31, 2005

	Yen (millions)
	September 30, 2004	September 30, 2005	March 31, 2005
	unaudited	unaudited	audited
Cash flows from operating activities (note 8):
Net income	¥241,384	¥244,374	¥486,197
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	105,775	112,970	225,752
Deferred income taxes	81,854	(32,998)	115,519
Equity in income of affiliates	(47,133)	(47,207)	(96,057)
Provision for credit and lease residual losses on finance subsidiaries-receivables(note 2)	25,152	19,147	50,638
Loss (gain) on derivative instruments and related others, net	(31,778)	(12,034)	(60,432)
Decrease (increase) in assets:
Trade accounts and notes receivables (note 2)	96,127	141,577	(70,145)
Inventories	(29,256)	(49,627)	(79,483)
Other current assets	13,680	(233)	(11,797)
Other assets(note 2)	(16,261)	(37,861)	(52,198)
Increase (decrease) in liabilities:
Trade accounts and notes payables	(65,013)	(92,307)	76,338
Accrued expenses	14,704	5,227	71,469
Income taxes payable	5,035	12,615	33,704
Other current liabilities	6,597	(14,054)	19,973
Other liabilities	(15,344)	(2,629)	19,826
Other, net(note 2)	3,319	49,679	17,320

Net cash provided by operating activities	388,842	296,639	746,624

Cash flows from investing activities:
Decrease (increase) in investments and advances	19,310	18,824	26,148
Payment for purchase of available-for-sale securities	(955)	(800)	(1,608)
Proceeds from sales of available-for-sale securities	1,522	5,446	13,140
Payment for purchase of held-to-maturity securities	(13,371)	(24,034)	(20,856)
Proceeds from redemption of held-to-maturity securities	—	136	—
Capital expenditures	(170,146)	(169,726)	(373,980)
Proceeds from sales of property, plant and equipment	6,358	6,288	14,216
Acquisitions of finance subsidiaries-receivables(note 2)	(1,431,460)	(1,589,949)	(2,710,520)
Collections of finance subsidiaries-receivables(note 2)	721,973	898,705	1,561,299
Proceeds from sales of finance subsidiaries-receivables	379,247	426,688	684,308

Net cash used in investing activities	(487,522)	(428,422)	(807,853)

Cash flows from financing activities :
Increase (decrease) in short-term debt	(151,955)	(71,194)	20,244
Proceeds from long-term debt	461,080	503,428	704,433
Repayment of long-term debt	(194,298)	(308,990)	(495,107)
Cash dividends paid	(21,641)	(34,220)	(47,797)
Increase (decrease) in commercial paper classified as long-term debt	26	(59)	(131)
Payment for purchase of treasury stock, net	(34,564)	(22,252)	(84,147)

Net cash provided by financing activities	58,648	66,713	97,495

Effect of exchange rate changes on cash and cash equivalents	11,401	22,731	12,851

Net change in cash and cash equivalents	(28,631)	(42,339)	49,117

Cash and cash equivalents at beginning of the period	724,421	773,538	724,421

Cash and cash equivalents at end of the period	¥695,790	¥731,199	¥773,538

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the six months ended September 30, 2004 and 2005 and the year ended March 31, 2005

(1)	General and Summary of Significant Accounting Policies

(a)	Financial Statements

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles. In the opinion of management, all adjustments which are necessary for a fair presentation have been included. The results for interim periods are not necessarily indicative of results which may be expected for any other interim period or for the year. For further information, refer to the March 31, 2005 consolidated financial statements and notes thereto included in Honda Motor Co., Ltd. and Subsidiaries Annual Report for the year ended March 31, 2005. Consolidated financial statements ended March 31, 2005 are derived from the audited consolidated financial statements, while consolidated financial statements ended September 30, 2004 and 2005 are unaudited.

(b)	Description of Business

Honda Motor Co., Ltd. (the “Company”) and its subsidiaries (collectively “Honda”) develop, manufacture, distribute and provide financing for the sale of its motorcycles, automobiles and power products. Honda’s manufacturing operations are principally conducted in 30 separate factories, 4 of which are located in Japan. Principal overseas manufacturing facilities are located in the United States of America, Canada, Mexico, the United Kingdom, France, Italy, Spain, India, Indonesia, Malaysia, Pakistan, the Philippines, Taiwan, Thailand, Vietnam, Brazil and Turkey.

Net sales and other operating revenue by category of activity for the six months ended September 30, 2005 were derived from: motorcycle business 12.0%, automobile business 81.2%, financial services 3.1%, and power products and other businesses 3.7%. Operating income by category of activity for the six months ended September 30, 2005 was derived from: motorcycle business 12.0%, automobile business 70.3%, financial services 13.4%, and power products and other businesses 4.3%. The total assets at September 30, 2005 were attributable to: motorcycle business 9.0%, automobile business 43.9%, financial services 48.0%, power products and other businesses 2.5%, and corporate assets (net of company-wide accounts eliminated in consolidation) (3.4%).

Honda sells motorcycles, automobiles and power products in most countries in the world. For the six months ended September 30, 2005, 78.1% of net sales and other operating revenue (¥3,592,064 million) was derived from subsidiaries operating outside Japan (September 30, 2004: ¥3,185,096 million). Net sales and other operating revenue for the six months ended September 30, 2005 was geographically broken down based on the location of customers as follows: Japan 18.5%, North America 53.1%, Europe 10.6%, Asia 11.4% and others 6.4%. For the six months ended September 30, 2005, 65.6% of operating income (¥218,657 million) was generated from foreign subsidiaries, disregarding the effect of elimination of unrealized profits between domestic operations and foreign operations (September 30, 2004: ¥246,549 million). Also, 72.2% of Honda’s assets at September 30, 2005 (¥7,133,712 million) was identified with foreign operations (September 30, 2004: ¥6,257,345 million).

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(c)	Basis of Presenting Consolidated Financial Statements

The Company and its domestic subsidiaries maintain their books of account in conformity with financial accounting standards of Japan, and its foreign subsidiaries generally maintain their books of account in conformity with those of the countries of their domicile.

The consolidated financial statements presented herein have been prepared in a manner and reflect the adjustments which are necessary to conform them with U.S. generally accepted accounting principles.

(d)	Consolidation Policy

The consolidated financial statements include the accounts of the Company, its subsidiaries and those variable interest entities where the Company is the primary beneficiary under FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities.” All significant intercompany balances and transactions have been eliminated in consolidation.

Investments in 20% to 50% owned affiliates in which the Company has the ability to exercise significant influence over their operating and financial policies, but where the Company does not have a controlling financial interest are accounted for using the equity method.

Minority interests in net assets and income are not significant and, accordingly, are not presented separately in the accompanying consolidated balance sheets and statements of income.

(e)	Use of Estimates

Management of Honda has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with U.S. generally accepted accounting principles. Significant items subject to such estimates and assumptions include, but are not limited to, allowance for credit losses, allowance for losses on lease residual values, valuation allowance for inventories and deferred tax assets, impairment of long-lived assets, product warranty, and assets and obligations related to employee benefits. Actual results could differ from those estimates.

(f)	Revenue Recognition

Sales of manufactured products are recognized when persuasive evidence of an arrangement exists, delivery has occurred, title and risk of loss have passed to the customers, the sales price is fixed or determinable, and collectibility is probable.

Honda provides dealer incentives passed on to the end customers generally in the form of below-market interest rate loans or lease programs. The amount of interest or lease subsidies paid is the difference between the amount offered to retail customers and a market-based interest or lease rate. Honda also provides dealer incentives retained by the dealer, which generally represent discounts provided by Honda to the dealers. These incentives are classified as a reduction of sales revenue as the consideration is paid in cash and Honda does not receive an identifiable benefit in exchange for this consideration. The estimated costs are accrued at the time the product is sold to the dealer.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Interest income from finance receivables is recognized using the interest method. Finance receivable origination fees and certain direct origination costs are deferred, and the net fee or cost is amortized using the interest method over the contractual life of the finance receivables.

Finance subsidiaries of the Company periodically sell finance receivables. Gain or loss is recognized equal to the difference between the cash proceeds received and the carrying value of the receivables sold and is recorded in the period in which the sale occurs. Honda allocates the recorded investment in finance receivables between the portion(s) of the receivables sold and portion(s) retained based on the relative fair values of those portions on the date the receivables are sold. Honda recognizes gains or losses attributable to the change in the fair value of the retained interests, which are recorded at estimated fair value and accounted for as “trading” securities. Honda determines the fair value of the retained interests by discounting the future cash flows. Those cash flows are estimated based on prepayments, credit losses and other information as available and are discounted at a rate which Honda believes is commensurate with the risk free rate plus a risk premium. A servicing asset or liability is amortized in proportion to and over the period of estimated net servicing income. Servicing assets and servicing liabilities at September 30, 2004 and 2005 and March 31, 2005 were not significant.

(g)	Cash Equivalents

Honda considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

(h)	Inventories

Inventories are stated at the lower of cost, determined principally by the first-in, first-out method, or market.

(i)	Investments in Securities

Honda classifies its debt and equity securities in one of three categories: available-for-sale, trading, or held-to-maturity. Debt securities that are classified as “held-to-maturity” securities are reported at amortized cost. Debt and equity securities classified as “trading” securities are reported at fair value, with unrealized gains and losses included in earnings. Other debt and equity securities are classified as “available-for-sale” securities and are reported at fair value, with unrealized gains or losses, net of deferred taxes included in accumulated other comprehensive income (loss) in the stockholders’ equity section of the consolidated balance sheets. Honda did not hold any “trading” securities at September 30, 2004 or 2005 or March 31, 2005, except for retained interests in the sold pools of finance receivables, which are accounted for as “trading” securities and included in finance subsidiaries-receivables.

Honda periodically reviews the fair value of investment securities. If the fair value of investment securities has declined below our cost basis and such decline is judged to be other-than-temporary, Honda recognizes the impairment of the investment securities and the carrying value is reduced to its fair value through a charge to income. The determination of other-than-temporary impairment is based upon an assessment of the facts and circumstances related to each investment security. In determining the nature and extent of impairment, Honda considers such factors as financial and operating conditions of the issuer, the industry in which the issuer operates, degree and period of the decline in fair value and other relevant factors.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(j)	Goodwill

Goodwill is not amortized but instead is tested for impairment at least annually. Goodwill is considered impaired if its estimated fair value is less than the carrying value. Honda completed its annual test effective March 31, 2004 and 2005 and concluded no impairment needed to be recognized. The carrying amount of goodwill at September 30, 2004 and 2005 and March 31, 2005 was ¥17,942 million, ¥19,104 million and ¥17,887 million, respectively.

(k)	Depreciation

Depreciation of property, plant and equipment is calculated principally by the declining-balance method based on estimated useful lives and salvage values of the respective assets.

The estimated useful lives used in computing depreciation of property, plant and equipment are as follows:

Asset	Life
Buildings	Up to 50 years
Machinery and equipment	2 to 20 years

(l)	Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

Honda’s long-lived assets and certain identifiable intangibles having finite useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows (undiscounted and without interest charges) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. Assets to be disposed of by sale are reported at the lower of the carrying amount or estimated fair value less costs to sell.

(m)	Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

(n)	Product-Related Expenses

Advertising and sales promotion costs are expensed as incurred. Provisions for estimated costs related to product warranty are made at the time the products are sold to customers or new warranty programs are initiated. Estimated warranty expenses are provided based on historical warranty claim experience with consideration given to the expected level of future warranty costs as well as current information on repair costs. Included in warranty expenses accruals are costs for general warranties on vehicles Honda sells, product recalls and service actions outside the general warranties.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(o)	Basic Net Income per Common Share

Basic net income per common share has been computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during each period. The weighted average number of common shares outstanding during the six months ended September 30, 2004 and 2005 and for the year ended March 31, 2005 was 937,976,314, 923,414,030 and 933,767,978, respectively. There were no potentially dilutive shares outstanding during the six months ended September 30, 2004 or 2005 or for the year ended March 31, 2005.

(p)	Foreign Currency Translation

Foreign currency financial statement amounts are translated into Japanese yen on the basis of the period-end rate for all assets and liabilities and the weighted average rate for the period for all income and expense amounts. Translation adjustments resulting therefrom are included in accumulated other comprehensive income (loss) in the stockholders’ equity section of the consolidated balance sheets.

Foreign currency receivables and payables are translated at the applicable current rates on the balance sheet date. All revenues and expenses associated with foreign currencies are converted at the rates of exchange prevailing when such transactions occur. The resulting exchange gains or losses are reflected in other income (expense) in the consolidated statements of income.

(q)	Derivative Financial Instruments

Honda has entered into foreign exchange agreements and interest rate agreements to manage currency and interest rate exposures. These instruments include foreign currency forward contracts, currency swap agreements, currency option contracts and interest rate swap agreements.

Honda recognizes the fair value of all derivative financial instruments in its consolidated balance sheet. As Honda does not apply hedge accounting, the changes in the fair value of its derivative financial instruments are recognized in earnings in the period of the change. The amount recognized in earnings included in other income (expenses) – other during the six months ended September 30, 2004 and 2005 and for the year ended March 31, 2005, were ¥11,027 million gain, ¥23,131 million loss and ¥44,905 million gain, respectively. In relation to this, the Company included gains and losses on translation of debts of finance subsidiaries denominated in foreign currencies intended to be hedged of ¥21,054 million gain, ¥28,789 million gain and ¥10,667 million gain in other income(expenses) – other during the six months ended September 30, 2004 and 2005 and the years ended March 31, 2005, respectively. In addition, net realized gains and losses on interest rate swap contracts not designated as accounting hedges by finance subsidiaries of ¥19,707 million loss, ¥2,757 million loss and ¥28,000 million loss are included in other income (expenses)– other during the six months ended September 30, 2004 and 2005 and the years ended March 31, 2005, respectively. These gains and losses are presented on a net basis.

(r)	Shipping and Handling Costs

Shipping and handling costs are included in selling, general and administrative expenses, and are charged to earnings as incurred.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(s)	New Accounting Pronouncements Not Yet Adopted

In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 151, “Inventory Costs, an amendment of Accounting Research Bulletin (ARB) No. 43, Chapter 4.” SFAS No. 151 amends the guidance in ARB No.43, “Inventory Pricing,” for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) requiring that those items be recognized as current-period expenses regardless of whether they meet the criterion of “so abnormal,” as described in ARB No. 43. This statement also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The statement is effective for inventory costs incurred during the fiscal years beginning after June 15, 2005. Management does not expect this statement to have a material impact on Honda’s consolidated financial position or results of operations.

(t)	Reclassifications

Certain reclassifications have been made to the prior periods’ consolidated financial statements to conform to the presentation used for the six months ended September 30, 2005.

(2)	Presentation of finance subsidiaries-receivables in the consolidated statements of cash flows and the consolidated balance sheets

In the six months ended September 30, 2004, Honda reported the effects of all finance subsidiaries-receivables as investing activities for purposes of presentation in the consolidated statements of cash flows. This policy, when applied to wholesale receivables related to sales of inventory to outside dealers, had the effect of presenting an investing cash outflow and an operating cash inflow even though there was no cash flow on a consolidated basis.

In the year ended March 31, 2005, based on concerns raised by the staff of the Securities and Exchange Commission (“SEC”), management has decided to report the cash flow related effects of those finance subsidiaries-receivables which relate to sales of inventory as operating activities in the consolidated statements of cash flows and also reclassify related finance subsidiaries-receivables to trade receivables in the consolidated balance sheets. This presentation results in the elimination of the intercompany activities and proper classification of cash receipts from the settlement of wholesale receivables related to the sale of inventory as operating activities.

Certain finance subsidiaries provide retail finance to customers who purchased inventory from the consolidated dealers. The cash flows generated from these retail finance were reported as investing cash flows in the six months ended September 30, 2004. In the year ended March 31, 2005, based on concerns raised by the staff of the SEC, management has decided to report the cash flow related effects of those finance subsidiaries-receivables which relate to sales of inventory as operating activities in the consolidated statements of cash flows and also reclassify related finance subsidiaries- receivables to trade receivables, including those of non-current portion to other assets, in the consolidated balance sheets.

Consequently, management had revised the presentation in the consolidated statements of cash flows during the six months ended September 30, 2004 and the consolidated balance sheet at September 30, 2004 to achieve a comparable presentation for all periods presented herein.

The cash flow related effects of finance subsidiaries-receivable from retail, direct finance leases, wholesale and term loans to dealer which are unrelated to the sales of inventory continue to be reported as investing activities in the consolidated statements of cash flows.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The impacts of the reclassification of the affected line items in the consolidated statements of cash flows with respect to the six months ended September 30, 2004 and in the consolidated balance sheet at September 30, 2004 are as follows:

Consolidated Statements of Cash Flows

Period ended September 30, 2004
Yen (millions)
Cash provided by operating activities, as previously reported	¥332,687
Amounts reclassified from investing activities;
Provision for credit and lease residual losses on finance subsidiaries-receivables	(43)
Decrease (Increase) in trade account and notes receivable	65,810
Increase (Decrease) in other assets	(9,655)
Other, net	43

Cash provided by operating activities, after reclassification	388,842

Cash used in investing activities, as previously reported	(431,367)
Amount reclassified to operating activities;
Acquisitions of finance subsidiaries-receivables	525,479
Collections of finance subsidiaries-receivables	(581,634)

Cash used in investing activities, after reclassification	¥(487,522)

Consolidated Balance Sheet

At September 30, 2004
Yen (millions)
Trade accounts and notes receivables, as previously reported	¥357,780

Amount reclassified from finance subsidiaries-receivables, net-current	272,779

Trade accounts and notes receivables, after reclassification	630,559

Finance subsidiaries-receivables, net - current, as previously reported	1,364,474
Amount reclassified to trade accounts and notes receivables	(272,779)

Finance subsidiaries-receivables, net - current, after reclassification	1,091,695

Finance subsidiaries-receivables, net, as previously reported	2,688,984
Amount reclassified to other assets	(121,108)

Finance subsidiaries-receivables, net, after reclassification	2,567,876

Other assets, as previously reported	321,432
Amount reclassified from finance subsidiaries-receivables, net	121,108

Other assets, after reclassification	¥442,540

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(3)	Finance Subsidiaries-Receivables

Finance subsidiaries-receivables represent finance receivables generated by finance subsidiaries.

Certain finance receivables related to sales of inventory are reclassified to trade receivables and other assets in the consolidated balance sheets. Finance receivables include wholesale financing to dealers and retail financing and direct financing leases to consumers.

The allowance for credit losses is maintained at an amount management deems adequate to cover estimated losses on finance receivables. The allowance is based on management’s evaluation of many factors, including current economic trends, industry experience, inherent risks in the portfolio and the borrower’s ability to pay.

Finance subsidiaries of the Company purchase insurance to cover a substantial amount of the estimated residual value of vehicles leased to customers. The allowance for losses on lease residual values is maintained at an amount management deems adequate to cover estimated losses on the uninsured portion of the vehicles’ lease residual values. The allowance is also based on management’s evaluation of many factors, including current economic conditions, industry experience and the finance subsidiaries’ historical experience with residual value losses.

Finance subsidiaries-receivables, net, consisted of the following at September 30, 2004 and 2005 and March 31, 2005:

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Yen (millions)
	September 30, 2004	September 30, 2005	March 31, 2005
Direct financing leases	¥1,964,425	¥2,154,049	¥1,922,248
Retail	2,069,296	2,388,429	2,110,018
Wholesale	208,849	257,211	312,318
Term loans to dealers	19,568	12,383	10,529

Total finance receivables	4,262,138	4,812,072	4,355,113
Retained interests in the sold pools of finance receivables	64,075	77,987	62,904

	4,326,213	4,890,059	4,418,017
Less:
Allowance for credit losses (a)	32,802	34,806	32,749
Allowance for losses on lease residual values	32,413	37,810	34,025
Unearned interest income and fees(b)	207,540	222,398	201,873

Finance subsidiaries-receivables, net, before reclassification	4,053,458	4,595,045	4,149,370

Less:
Reclassification to trade receivables, net (note2)	272,779	324,329	374,988
Reclassification to other assets, net (note2)	121,108	147,456	129,357
Finance subsidiaries-receivables, net	3,659,571	4,123,260	3,645,025

Less current portion	1,091,695	1,214,243	1,021,116

Noncurrent finance subsidiaries-receivables, net	¥2,567,876	¥2,909,017	¥2,623,909

(a)	The allowance for credit losses of finance subsidiaries-receivables at September 30, 2004 and 2005 and March 31, 2005 include ¥1,959 million, ¥2,290 million, ¥1,823 million which were reclassified to the allowance for doubtful accounts of trade receivable and other assets in the consolidated balance sheets.

(b)	The unearned interest income and fees at September 30, 2004 and 2005 and March 31, 2005 include ¥18,762 million and ¥20,640 million, ¥19,118 million which were reclassified to trade receivable and other assets in the consolidated balance sheets.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(4)	Inventories

Inventories at September 30, 2004 and 2005 and March 31, 2005 are summarized as follows:

	Yen (millions)
	September 30, 2004	September 30, 2005	March 31, 2005
Finished goods	¥560,795	¥633,261	¥570,922
Work in process	23,814	28,031	24,965
Raw materials	233,656	279,869	266,483

	¥818,265	¥941,161	¥862,370

(5)	Investments and Advances

Investments and advances at September 30, 2004 and 2005 and March 31, 2005 consisted of the following:

	Yen (millions)
	September 30, 2004	September 30, 2005	March 31, 2005
Current
Corporate debt securities	¥—	¥24,761	¥7,485
U.S. government and agency debt securities	—	10,187	3,222

	¥—	¥34,948	¥10,707

Investments due within one year are included in other current assets.

	Yen (millions)
	September 30, 2004	September 30, 2005	March 31, 2005
Noncurrent
Marketable equity securities	¥90,925	¥116,790	¥93,004
Nonmarketable preferred stocks	16,200	6,000	11,100
Convertible preferred stocks	26,568	33,742	27,476
Convertible notes	64,516	82,964	65,920
Government bonds	3,000	3,000	3,000
U.S. government and agency debt securities	22,707	12,957	20,347
Guaranty deposits	31,246	30,400	31,076
Advances	5,738	1,497	3,915
Other	13,490	11,464	9,088

	¥274,390	¥298,814	¥264,926

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Certain information with respect to marketable securities at September 30, 2004 and 2005 and March 31, 2005 is summarized below:

	Yen (millions)
	September 30, 2004	September 30, 2005	March 31, 2005
Available-for-sale
Cost	¥30,888	¥29,579	¥29,815
Fair value	90,925	116,790	93,004
Gross unrealized gains	60,247	87,245	63,319
Gross unrealized losses	210	34	130

Held-to-maturity
Amortized cost	¥25,707	¥50,905	¥34,054
Fair value	25,584	50,540	33,692
Gross unrealized gains	37	48	75
Gross unrealized losses	160	413	437

(6)	Short-Term and Long-Term Debt

Short-term debt at September 30, 2004 and 2005 and March 31, 2005 is as follows:

	Yen (millions)
	September 30, 2004	September 30, 2005	March 31, 2005
Short-term bank loans	¥217,027	¥283,828	¥279,696
Medium-term notes	88,269	70,932	85,273
Commercial paper	341,027	371,011	404,345

	¥646,323	¥725,771	¥769,314

Long-term debt at September 30, 2004 and 2005 and March 31, 2005 is as follows:

	Yen (millions)
	September 30, 2004	September 30, 2005	March 31, 2005
Total long-term debt	¥2,214,635	¥2,368,064	¥2,094,605
Less current portion	627,015	567,250	535,105

	¥1,587,620	¥1,800,814	¥1,559,500

Property, plant and equipment with a net book value of approximately ¥11,754 million, ¥6,657 million, ¥12,881 million at September 30, 2004 and 2005 and March 31, 2005, respectively, were subject to specific mortgages securing indebtedness. Furthermore, finance subsidiaries-receivables of approximately ¥20,577 million, ¥15,153 million, ¥ 22,597 million at September 30, 2004 and 2005 and March 31, 2005, respectively, were pledged as collateral by a financial subsidiary for certain loans.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(7)	Other Liabilities

Other liabilities at September 30, 2004 and 2005 and March 31, 2005 are summarized as follows:

	Yen (millions)
	September 30, 2004	September 30, 2005	March 31, 2005
Allowance for product warranty, net of current portion	¥152,043	¥142,190	¥141,394
Minority interest	65,586	73,370	70,001
Additional minimum pension liabilities	420,196	381,125	381,124
Deferred income taxes	55,133	68,655	68,561
Other	58,031	76,973	58,532

	¥750,989	¥742,313	¥719,612

(8)	Supplemental Disclosures of Cash Flow Information

	Yen (millions)
	September 30, 2004	September 30, 2005	March 31, 2005
Cash paid during the period for:
Interest	¥46,533	¥64,309	¥99,475
Income taxes	98,328	137,040	159,041

During the six months ended September 30, 2004, the Company retired shares totaling 35,000,000 shares at a cost of ¥158,760 million by offsetting with capital surplus of ¥190 million and unappropriated retained earnings of ¥158,570 million based on the resolution of Board of Directors.

During the fiscal year ended March 31, 2005, the Company retired shares totaling 46,000,000 shares at a cost of ¥216,371 million by offsetting with capital surplus of ¥190 million and unappropriated retained earnings of ¥216,181 million based on the resolution of Board of Directors.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(9)	Other Comprehensive Income (Loss)

Other comprehensive income (loss) consists of changes in adjustments for foreign currency translation, changes in fair value of available-for-sale marketable equity securities, and changes in minimum pension liabilities adjustment, and is included in the consolidated statements of stockholders’ equity.

Changes in accumulated other comprehensive income (loss) at September 30, 2004 and 2005 and March 31, 2005 are as follows:

	Yen (millions)
	September 30, 2004	September 30, 2005	March 31, 2005
Adjustments from foreign currency translation	¥(586,000)	¥(489,898)	¥(624,937)
Net unrealized gains on marketable equity securities	31,735	48,142	33,744
Minimum pension liabilities adjustment	(225,489)	(202,708)	(202,741)

Total accumulated other comprehensive income (loss)	¥(779,754)	¥(644,464)	¥(793,934)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(10)	Fair Value of Financial Instruments

The estimated fair values of significant financial instruments at September 30, 2004 and 2005 and March 31, 2005 are as follows:

	Yen (millions)
	September 30, 2004		September 30, 2005		March 31, 2005
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Finance subsidiaries- receivables (a)	¥2,299,543	¥2,307,771	¥2,667,060	¥2,634,577	¥2,433,240	¥2,407,745
Marketable equity securities	90,925	90,925	116,790	116,790	93,004	93,004
Held-to-maturity securities	25,707	25,584	50,905	50,540	34,054	33,692
Convertible preferred stocks
Host contracts	7,850	7,850	8,418	8,418	7,791	7,791
Embedded derivatives	18,718	18,718	25,324	25,324	19,685	19,685

	26,568	26,568	33,742	33,742	27,476	27,476
Convertible notes
Host contracts	6,990	6,990	7,715	7,715	7,038	7,038
Embedded derivatives	57,526	57,526	75,249	75,249	58,882	58,882

	64,516	64,516	82,964	82,964	65,920	65,920
Debt	(2,860,958)	(2,873,693)	(3,093,835)	(3,107,461)	(2,863,919)	(2,878,341)

Foreign exchange instruments (b):
Asset position	¥19,432	¥19,432	¥915	¥915	¥28,030	¥28,030
Liability position	(8,818)	(8,818)	(18,655)	(18,655)	(14,018)	(14,018)

Net	¥10,614	¥10,614	¥(17,740)	¥(17,740)	¥14,012	¥14,012

Interest rate instruments (c):
Asset position	¥5,426	¥5,426	¥27,839	¥27,839	¥27,353	¥27,353
Liability position	(4,371)	(4,371)	(245)	(245)	(2,550)	(2,550)

Net	¥1,055	¥1,055	¥27,594	¥27,594	¥24,803	¥24,803

(a)	The carrying amounts of finance subsidiaries-receivables at September 30, 2004 and 2005 and March 31, 2005 in the table exclude ¥1,753,915 million, ¥1,927,985 million and ¥1,716,130 million of direct financing leases, net, classified as finance subsidiaries-receivables in the consolidated balance sheets, respectively. The carrying amounts of finance subsidiaries-receivables at September 30, 2004 and 2005 and March 31, 2005 in the table also include ¥393,887 million, ¥471,785 million and ¥504,345 million of finance receivables classified as trade receivables and other assets in the consolidated balance sheets.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(b)	The fair values of foreign currency forward contracts, foreign currency option contracts and foreign currency swap agreements are included in other assets and other current assets/liabilities in the consolidated balance sheets as follows:

	Yen (millions)
	September 30, 2004	September 30, 2005	March 31, 2005
Other current assets	¥2,564	¥915	¥643
Other assets	16,868	0	27,387
Other current liabilities	(8,818)	(18,655)	(14,018)

	¥10,614	¥(17,740)	¥14,012

(c)	The fair values of interest rate swap agreements are included in other assets/liabilities and other current assets/liabilities in the consolidated balance sheets as follows:

	Yen (millions)
	September 30, 2004	September 30, 2005	March 31, 2005
Other current assets	¥193	¥0	¥161
Other assets	5,233	27,839	27,192
Other current liabilities	(4,283)	(184)	(2,462)
Other liabilities	(88)	(61)	(88)

	¥1,055	¥27,594	¥24,803

The estimated fair value amounts have been determined using relevant market information and appropriate valuation methodologies. However, these estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision. The effect of using different assumptions and/or estimation methodologies may be significant to the estimated fair value amounts.

The methodologies and assumptions used to estimate the fair values of financial instruments are as follows:

Cash and cash equivalents, trade receivables and trade payables

The carrying amounts approximate fair values because of the short maturity of these instruments.

Finance subsidiaries-receivables

The fair values of retail receivables and term loans to dealers were estimated by discounting future cash flows using the current rates for these instruments of similar remaining maturities. Given the short maturities of wholesale receivables, the carrying amount of such receivables approximates fair value.

Marketable equity securities

The fair value of marketable equity securities was estimated using quoted market prices.

Held-to-maturity securities

The fair value of held-to-maturity securities was estimated using quoted market prices.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Convertible Notes and Convertible Preferred Stock Investment

Honda investments in convertible instruments are bifurcated into two investments for accounting purposes. The note and preferred stock portions of these convertible instruments are treated as available-for-sale and are marked-to-market through other comprehensive income (loss). The fair value is determined based on an analysis of interest rate movements and an assessment of credit worthiness. The embedded derivative is marked-to-market through the statement of income and fair value is estimated using a trinomial convertible bond pricing model.

Debt

The fair values of bonds and notes were estimated based on the quoted market prices for the same or similar issues. The fair value of long-term loans was estimated by discounting future cash flows using rates currently available for loans of similar terms and remaining maturities. The carrying amounts of short-term bank loans and commercial paper approximate fair values because of the short maturity of these instruments.

Foreign exchange and interest rate instruments

The fair values of foreign currency forward contracts and foreign currency option contracts were estimated by obtaining quotes from banks. The fair values of currency swap agreements and interest rate swap agreements were estimated by discounting future cash flows using rates currently available for these instruments of similar terms and remaining maturities.

(11)	Risk Management Activities and Derivative Financial Instruments

Honda is a party to derivative financial instruments in the normal course of business to reduce their exposure to fluctuations in foreign exchange rates and interest rates. Currency swap agreements are used to convert long-term debt denominated in a certain currency to long-term debt denominated in other currencies. Foreign currency forward contracts and purchased option contracts are normally used to hedge sale commitments denominated in foreign currencies (principally U.S. dollars). Foreign currency written option contracts are entered into in combination with purchased option contracts to offset premium amounts to be paid for purchased option contracts. Interest rate swap agreements are mainly used to convert floating rate financing, such as commercial paper, to (normally three-five years) fixed rate financing in order to match financing costs with income from finance receivables. These instruments involve, to varying degrees, elements of credit, exchange rate and interest rate risks in excess of the amount recognized in the consolidated balance sheets.

The aforementioned instruments contain an element of risk in the event the counterparties are unable to meet the terms of the agreements. However, Honda minimizes the risk exposure by limiting the counterparties to major international banks and financial institutions meeting established credit guidelines. Management of Honda does not expect any counterparty to default on its obligations and, therefore, does not expect to incur any losses due to counterparty default. Honda generally does not require or place collateral for these financial instruments.

Foreign currency forward contracts and currency swap agreements are agreements to exchange different currencies at a specified rate on a specific future date. Foreign currency option contracts are contracts that allow the holder of the option the right but not the obligation to exchange different currencies at a specified rate on a specific future date. Foreign currency forward contracts, foreign currency option contracts and currency swap agreements outstanding at September 30, 2004 were ¥604,790 million, ¥81,801 million and ¥486,980 million, respectively and totaled ¥1,173,571 million. At September 30, 2005, foreign currency forward contracts, foreign currency option contracts and currency swap agreements outstanding were ¥771,666 million, ¥136,945 million and ¥485,975 million, respectively and totaled ¥1,394,586 million. At March 31, 2005, foreign currency forward contracts, foreign currency option contracts and currency swap agreements outstanding were ¥692,841 million, ¥214,211 million and ¥505,272 million, respectively and totaled ¥1,412,324 million.

Interest rate swap agreements generally involve the exchange of fixed and floating rate interest payment obligations without the exchange of the underlying principal amount. At September 30, 2004 and 2005 and March 31, 2005, the notional principal amounts of interest rate swap agreements were ¥3,062,511 million, ¥3,579,687 million and ¥3,227,405 million, respectively.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(12)	Commitments and Contingent Liabilities

At September 30, 2005, Honda had commitments for purchases of property, plant and equipment of approximately ¥55,782 million.

Honda has entered into various guarantee and indemnification agreements. At September 30, 2004 and 2005 and March 31, 2005, Honda has guaranteed approximately ¥73,312 million, ¥50,689 million, and ¥69,574 million of bank loan of employees for their housing costs, respectively. If an employee defaults on his/her loan payments, Honda is required to perform under the guarantee. The undiscounted maximum amount of Honda’s obligation to make future payments in the event of defaults is ¥73,312 million, ¥50,689 million and ¥69,574 million, respectively. As of September 30, 2005, no amount has been accrued for any estimated losses under the obligations, as it is probable that the employees will be able to make all scheduled payments.

Honda warrants its vehicles for specific periods of time. Product warranties vary depending upon the nature of the product, the geographic location of its sale and other factors.

With respect to product liability, personal injury claims or lawsuits, Honda believes that any judgment that may be recovered by any plaintiff for general and special damages and court costs will be adequately covered by Honda’s insurance and reserves. Punitive damages are claimed in certain of these lawsuits. Honda is also subject to potential liability under other various lawsuits and claims. After consultation with legal counsel, and taking into account all known factors pertaining to existing lawsuits and claims, Honda believes that the overall results of such lawsuits and pending claims should not result in liability to Honda that would be likely to have an adverse material effect on its consolidated financial position and results of operations.

(13)	Leases

Honda has several operating leases, primarily for office and other facilities, and certain office equipment.

Future minimum lease payments under noncancelable operating leases that have initial or remaining lease terms in excess of one year at September 30, 2005 are as follows:

Yen (millions)
Within one year	¥23,486
Over one year	91,986

Total minimum lease payments	¥115,472

Rental expenses under operating leases for the six months ended September 30, 2004 and 2005 and for the year ended March 31, 2005 were ¥23,816 million, ¥22,796 million and ¥44,619 million, respectively.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(14)	Subsequent Event

On October 17, 2005, Honda announced a plan to establish Honda Auto Parts Manufacturing Co. Ltd., in Guangdong Province, China, which will be wholly owned by another Honda subsidiary in China and have a shared capital of US$90 million. This new subsidiary will manufacture automobile powertrain components, such as transmissions, drive shafts and engine parts, which will be supplied to other Honda automobile manufacturing subsidiaries and affiliates in China. US$98 million will be invested in the manufacturing facilities which is expected to be in operation starting from the spring of 2007 and have an initial production capacity of 240,000 transmissions units per year.

A meeting of the Board of Directors was held on October 27, 2005 and it was resolved that the acquisition of outstanding company stock (common stock) in accordance with Article 211-3, Paragraph 1, Item 2 of Japanese Commercial Code was approved. The main purpose for the acquisition is to improve capital efficiency.

(1) Method of acquisition

Open market

(2) Maximum number of shares to be acquired

4,700,000 shares

(Ratio to the total number of shares of common stock issued: 0.51%)

(3) Maximum amount of the acquisition

Japanese Yen 26,000,000,000

(4) Period of stock purchase

From November 2, 2005 to January 16, 2006

In accordance with Article 211-3, Paragraph 1, Item 2 of Japanese Commercial Code, Articles of Incorporation of the company authorizes the Board of Directors to purchase its own shares with its resolutions.

[1] Unit Sales Breakdown

	Unit (thousands)
	Three months ended Sep. 30, 2004	Three months ended Sep. 30, 2005	Six months ended Sep. 30, 2004	Six months ended Sep. 30, 2005
MOTORCYCLES
Japan	110	104	207	199
	(110)	(104)	(207)	(199)
North America	152	159	278	244
	(79)	(80)	(142)	(128)
Europe	67	78	176	194
	(63)	(74)	(169)	(188)
Asia	2,124	1,833	4,162	3,932
	(2,124)	(1,833)	(4,162)	(3,932)
Other Regions	248	315	460	501
	(246)	(312)	(454)	(493)

Total	2,701	2,489	5,283	5,070
	(2,622)	(2,403)	(5,134)	(4,940)

AUTOMOBILES

Japan	190	183	344	350
North America	366	394	757	814
Europe	63	73	129	145
Asia	134	134	256	267
Other Regions	41	50	80	98

Total	794	834	1,566	1,674

POWER PRODUCTS

Japan	102	118	220	239
North America	530	464	1,232	1,254
Europe	208	266	493	524
Asia	169	197	373	441
Other Regions	76	96	154	165

Total	1,085	1,141	2,472	2,623

Explanatory notes:

1.	The geographical breakdown of unit sales is based on the location of unaffiliated customers.
2.	Figures in brackets represent unit sales of motorcycles only.

[2] Segment Information

1. Business Segment Information

(A) For the three months ended September 30, 2004

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	256,076	1,693,816	64,847	78,839	2,093,578	—	2,093,578
Intersegment sales	0	0	853	2,556	3,409	(3,409)	—

Total	256,076	1,693,816	65,700	81,395	2,096,987	(3,409)	2,093,578

Cost of sales, SG&A and R&D expenses	236,067	1,573,714	40,172	74,102	1,924,055	(3,409)	1,920,646

Operating income	20,009	120,102	25,528	7,293	172,932	0	172,932

For the three months ended September 30, 2005

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	287,755	1,892,659	75,006	82,250	2,337,670	—	2,337,670
Intersegment sales	0	0	1,267	3,069	4,336	(4,336)	—

Total	287,755	1,892,659	76,273	85,319	2,342,006	(4,336)	2,337,670

Cost of sales, SG&A and R&D expenses	258,131	1,791,633	51,526	78,022	2,179,312	(4,336)	2,174,976

Operating income	29,624	101,026	24,747	7,297	162,694	0	162,694

(B) For the six months ended September 30, 2004

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	530,162	3,349,006	123,434	164,129	4,166,731	—	4,166,731
Intersegment sales	0	0	1,690	5,815	7,505	(7,505)	—

Total	530,162	3,349,006	125,124	169,944	4,174,236	(7,505)	4,166,731

Cost of sales, SG&A and R&D expenses	492,961	3,113,223	77,329	157,798	3,841,311	(7,505)	3,833,806

Operating income	37,201	235,783	47,795	12,146	332,925	0	332,925

Assets	790,184	3,863,598	4,287,790	240,760	9,182,332	(264,989)	8,917,343
Depreciation and amortization	13,592	88,258	200	3,725	105,775	—	105,775
Capital expenditures	23,420	141,983	282	4,461	170,146	—	170,146

For the six months ended September 30, 2005

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	550,942	3,738,630	143,759	168,918	4,602,249	—	4,602,249
Intersegment sales	0	0	2,046	7,039	9,085	(9,085)	—

Total	550,942	3,738,630	145,805	175,957	4,611,334	(9,085)	4,602,249

Cost of sales, SG&A and R&D expenses	511,002	3,504,415	101,205	161,625	4,278,247	(9,085)	4,269,162

Operating income	39,940	234,215	44,600	14,332	333,087	0	333,087

Assets	889,720	4,340,272	4,742,454	250,282	10,222,728	(340,049)	9,882,679
Depreciation and amortization	13,902	94,780	318	3,970	112,970	—	112,970
Capital expenditures	19,901	142,930	703	6,192	169,726	—	169,726

Explanatory notes:

1.	Business segment is based on Honda’s business organization and the similarity of the principal products included within each segment as well as the relevant markets for such products.

2.	Principal products of each segment.

Business	Principal products
Motorcycle business	Motorcycles, all-terrain vehicles (ATVs), personal watercrafts and relevant parts
Automobile business	Automobiles and relevant parts
Financial services business	Financial and insurance services
Power product & other businesses	Power products and relevant parts, and others

2. Geographical Segment Information

(A) For the three months ended September 30, 2004

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	528,267	1,069,045	195,544	190,713	110,009	2,093,578	—	2,093,578
Transfers between geographical segments	492,533	29,541	44,553	21,824	6,591	595,042	(595,042)	—

Total	1,020,800	1,098,586	240,097	212,537	116,600	2,688,620	(595,042)	2,093,578

Cost of sales, SG&A and R&D expenses	966,961	1,013,440	231,029	194,961	106,010	2,512,401	(591,755)	1,920,646

Operating income	53,839	85,146	9,068	17,576	10,590	176,219	(3,287)	172,932

For the three months ended September 30, 2005

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	531,318	1,231,572	229,499	204,687	140,594	2,337,670	—	2,337,670
Transfers between geographical segments	547,375	31,919	37,446	26,532	6,192	649,464	(649,464)	—

Total	1,078,693	1,263,491	266,945	231,219	146,786	2,987,134	(649,464)	2,337,670

Cost of sales, SG&A and R&D expenses	1,015,720	1,194,961	266,127	215,395	131,623	2,823,826	(648,850)	2,174,976

Operating income	62,973	68,530	818	15,824	15,163	163,308	(614)	162,694

(B) For the six months ended September 30, 2004

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	981,635	2,176,453	425,020	372,987	210,636	4,166,731	—	4,166,731
Transfers between geographical segments	997,120	56,793	89,548	42,687	8,490	1,194,638	(1,194,638)	—

Total	1,978,755	2,233,246	514,568	415,674	219,126	5,361,369	(1,194,638)	4,166,731
Cost of sales, SG&A and R&D expenses	1,891,963	2,067,446	490,520	378,264	199,835	5,028,028	(1,194,222)	3,833,806

Operating income	86,792	165,800	24,048	37,410	19,291	333,341	(416)	332,925

Assets	2,379,701	5,063,206	552,077	480,737	161,325	8,637,046	280,297	8,917,343

For the six months ended September 30, 2005

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	1,010,185	2,447,402	482,707	408,499	253,456	4,602,249	—	4,602,249
Transfers between geographical segments	1,128,932	64,608	81,575	54,302	10,285	1,339,702	(1,339,702)	—

Total	2,139,117	2,512,010	564,282	462,801	263,741	5,941,951	(1,339,702)	4,602,249
Cost of sales, SG&A and R&D expenses	2,028,924	2,370,726	550,700	427,806	234,945	5,613,101	(1,343,939)	4,269,162

Operating income	110,193	141,284	13,582	34,995	28,796	328,850	4,237	333,087

Assets	2,571,296	5,675,749	621,501	578,383	258,079	9,705,008	177,671	9,882,679

Explanatory notes:

1. The geographical segments are based on the location where sales are originated.

2. Major countries or regions in each geographic segment;

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India
Other Regions	Brazil, Australia

3. Overseas Sales

(A) For the three months ended September 30, 2004

	Yen (millions)
	North America	Europe	Asia	Other Regions	Total
Overseas sales	1,067,364	199,266	245,842	124,830	1,637,302
Consolidated sales					2,093,578
Overseas sales ratio to consolidated sales	51.0%	9.5%	11.7%	6.0%	78.2%

For the three months ended September 30, 2005

	Yen (millions)
	North America	Europe	Asia	Other Regions	Total
Overseas sales	1,229,975	231,586	267,038	162,807	1,891,406
Consolidated sales					2,337,670
Overseas sales ratio to consolidated sales	52.6%	9.9%	11.4%	7.0%	80.9%

(B) For the six months ended September 30, 2004

	Yen (millions)
	North America	Europe	Asia	Other Regions	Total
Overseas sales	2,172,379	432,345	479,406	242,475	3,326,605
Consolidated sales					4,166,731
Overseas sales ratio to consolidated sales	52.1%	10.4%	11.5%	5.8%	79.8%

For the six months ended September 30, 2005

	Yen (millions)
	North America	Europe	Asia	Other Regions	Total
Overseas sales	2,442,889	486,572	523,274	299,133	3,751,868
Consolidated sales					4,602,249
Overseas sales ratio to consolidated sales	53.1%	10.6%	11.4%	6.4%	81.5%

Explanatory notes:

1. The geographical segments are based on the location where sales are originated.

2. Major countries or regions in each geographic segment;

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India
Other Regions	Brazil, Australia

[3] (A) Consolidated Balance Sheets

Divided into non-financial services businesses and finance subsidiaries

	Yen (millions)			Yen (millions)
	Sep. 30, 2004	Sep. 30, 2005	Change	Mar. 31, 2005	Change
Assets
<Non-financial services businesses>
Current Assets:	3,038,283	3,424,259	385,976	3,376,411	47,848
Cash and cash equivalents	678,762	716,423	37,661	757,894	(41,471)
Trade accounts and notes receivable	361,691	354,691	(7,000)	422,673	(67,982)
Inventories	818,265	941,161	122,896	862,370	78,791
Other current assets	1,179,565	1,411,984	232,419	1,333,474	78,510
Investments and advances	812,547	906,978	94,431	830,698	76,280
Property, plant and equipment, net	1,520,808	1,638,776	117,968	1,564,762	74,014
Other assets	270,600	280,918	10,318	274,958	5,960

Total assets	5,642,238	6,250,931	608,693	6,046,829	204,102

<Finance Subsidiaries>
Cash and cash equivalents	17,028	14,776	(2,252)	15,644	(868)
Finance subsidiaries-short-term receivables, net	1,103,760	1,224,132	120,372	1,028,488	195,644
Finance subsidiaries-long-term receivables, net	2,568,355	2,909,368	341,013	2,625,078	284,290
Other assets	598,647	594,178	(4,469)	692,886	(98,708)

Total assets	4,287,790	4,742,454	454,664	4,362,096	380,358

Eliminations among subsidiaries	(1,012,685)	(1,110,706)	(98,021)	(1,091,955)	(18,751)

Total assets	8,917,343	9,882,679	965,336	9,316,970	565,709

Liabilities and Stockholders’ Equity
<Non-financial services businesses>
Current liabilities:	1,954,299	2,159,864	205,565	2,281,768	(121,904)
Short-term debt	173,352	170,778	(2,574)	228,558	(57,780)
Current portion of long-term debt	6,318	4,860	(1,458)	6,385	(1,525)
Trade payables	887,882	965,548	77,666	1,022,394	(56,846)
Accrued expenses	717,039	797,122	80,083	770,887	26,235
Other current liabilities	169,708	221,556	51,848	253,544	(31,988)
Long-term debt	28,289	20,720	(7,569)	19,570	1,150
Other liabilities	750,564	736,352	(14,212)	717,636	18,716

Total liabilities	2,733,152	2,916,936	183,784	3,018,974	(102,038)

<Finance Subsidiaries>
Short-term debt	1,193,308	1,350,383	157,075	1,310,678	39,705
Current portion of long-term debt	629,917	562,470	(67,447)	535,825	26,645
Accrued expenses	135,454	160,779	25,325	151,867	8,912
Long-term debt	1,564,051	1,796,945	232,894	1,546,953	249,992
Other liabilities	335,942	364,740	28,798	352,317	12,423

Total liabilities	3,858,672	4,235,317	376,645	3,897,640	337,677

Eliminations among subsidiaries	(808,879)	(896,240)	(87,361)	(888,938)	(7,302)

Total liabilities	5,782,945	6,256,013	473,068	6,027,676	228,337

Common stock	86,067	86,067	—	86,067	—
Capital surplus	172,529	172,531	2	172,531	—
Legal reserves	34,597	35,516	919	34,688	828
Retained earnings	3,648,428	4,018,709	370,281	3,809,383	209,326
Accumulated other comprehensive income (loss)	(779,754)	(644,464)	135,290	(793,934)	149,470
Treasury stock	(27,469)	(41,693)	(14,224)	(19,441)	(22,252)

Total stockholders’ equity	3,134,398	3,626,666	492,268	3,289,294	337,372

Total liabilities and stockholders’ equity	8,917,343	9,882,679	965,336	9,316,970	565,709

Explanatory note:

In the previous fiscal fourth quarter, Honda reclassified certain finance subsidiaries-receivables to trade receivables, including those of non-current portion to other assets, in the consolidated balance sheets divided into non-financial services businesses and finance subsidiaries (unaudited). Reclassifications have been made to consolidated financial statements in prior year’s fiscal first half and fiscal year to conform to the presentation used for the year ended March 31, 2005.

(B) Consolidated Statements of Cash Flows

 Divided into non-financial services businesses and finance subsidiaries

 For the six months ended September 30, 2004 and 2005

For the six months ended September 30, 2004

	Yen (millions)
	Non-financial services businesses	Finance subsidiaries
Cash flows from operating activities:
Net Income	207,392	34,001
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	105,575	200
Deferred income taxes	33,139	48,715
Equity in income of affiliates	(48,230)	—
Gain on fair value adjustment of derivative instrument	(4,402)	(27,376)
Decrease in trade accounts and notes receivable	30,039	65,810
(Increase) in inventories	(29,256)	—
Increase (decrease) in trade payables	(58,861)	—
Other, net	57,815	(25,576)

Net cash provided by operating activities	293,211	95,774

Cash flows from investing activities:
* (Increase) in investments and advances	(74,924)	—
Capital expenditures	(169,864)	(282)
Proceeds from sales of property, plant and equipment	6,195	163
(Increase) in finance subsidiaries-receivables	—	(335,163)

Net cash used in investing activities	(238,593)	(335,282)

Free cash flow (Cash flows from operating and investing activities)	54,618	(239,508)

Free cash flow of Non-financial services businesses excluding the decrease in loans to Finance subsidiaries (Note)	132,359	—

Cash flows from financing activities:
*(Decrease) in short-term debt	(39,127)	(29,542)
* Proceeds from long-term debt	5,955	456,147
* Repayment of long-term debt	(5,139)	(189,159)
Proceeds from issuance of common stock	—	1,911
Cash dividends paid	(21,650)	—
Increase in commercial paper classified as long-term debt	—	26
Acquisition of treasury stock	(34,564)	—

Net cash provided by (used in) financing activities	(94,525)	239,383

Effect of exchange rate changes on cash and cash equivalents	10,752	649

Net change in cash and cash equivalents	(29,155)	524
Cash and cash equivalents at beginning of period	707,917	16,504

Cash and cash equivalents at end of period	678,762	17,028

(B) Consolidated Statements of Cash Flows – continued

Divided into non-financial services businesses and finance subsidiaries

For the six months ended September 30, 2004 and 2005

For the six months ended September 30, 2005

	Yen (millions)
	Non-financial services businesses	Finance subsidiaries
Cash flows from operating activities:
Net Income	217,766	26,622
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	112,652	318
Deferred income taxes	(3,809)	(29,189)
Equity in income of affiliates	(48,644)	—
Gain on derivative instruments	(7,558)	(4,476)
Decrease in trade accounts and notes receivable	79,345	61,838
(Increase) in inventories	(49,627)	—
(Decrease) in trade payables	(92,015)	—
Other, net	40,732	(5,207)

Net cash provided by operating activities	248,842	49,906

Cash flows from investing activities:
* (Increase) in investments and advances	(30,642)	—
Capital expenditures	(169,023)	(703)
Proceeds from sales of property, plant and equipment	6,141	147
(Increase) in finance subsidiaries-receivables	—	(264,614)

Net cash used in investing activities	(193,524)	(265,170)

Free cash flow(Cash flows from operating and investing activities)	55,318	(215,264)

Free cash flow of Non-financial services businesses excluding the decrease in loans to Finance subsidiaries (Note)	82,828	—

Cash flows from financing activities:
* Increase (decrease) in short-term debt	(62,889)	17,163
* Proceeds from long-term debt	7,620	507,819
* Repayment of long-term debt	(7,221)	(311,071)
Cash dividends paid	(34,234)	—
(Decrease) in commercial paper classified as long-term debt	—	(59)
Acquisition of treasury stock	(22,252)	—

Net cash provided by (used in) financing activities	(118,976)	213,852

Effect of exchange rate changes on cash and cash equivalents	22,187	544

Net change in cash and cash equivalents	(41,471)	(868)

Cash and cash equivalents at beginning of period	757,894	15,644

Cash and cash equivalents at end of period	716,423	14,776

Explanatory notes:

1.	The cash flows derived from non-financial services businesses loans to finance subsidiaries were included in the items of “Decrease(increase) in investments and advances” of Non financial services businesses, and “Increase (decrease) in short-term debt”, “Proceeds from long-term debt” and “Repayment of long-term debt” of Finance subsidiaries (marked by *). Free cash flow of Non financial services businesses excluding the decrease in loans to finance subsidiaries are stated for the readers’ information.

Loans from non-financial services businesses to finance subsidiaries increased by 77,741 million yen for the fiscal first half ended September 30, 2004, and increased by 27,510 millions yen for the corresponding period in 2005.

2.	In the current fiscal year, Honda reclassified and restated its cash flow related to the finance subsidiaries-receivables which relate to sales of inventory as cash flows from operating activities instead of cash flows from investing activities in the consolidated statements of cash flows divided into non-financial services businesses and finance subsidiaries (unaudited). Due to this reclassification, the figures for the fiscal first half ended September 30, 2004 have been also reclassified and restated to conform to the presentation of the fiscal first half ended September 30, 2005.

3.	Decrease (increase) in trade accounts and notes receivable for finance subsidiaries is due to the reclassification of finance subsidiaries-receivables which relate to sales of inventory in the unaudited consolidated statements of cash flows presented above.

Unconsolidated Financial Statements and other information

(1) Unconsolidated Financial Statements

i) Unconsolidated Balance Sheets

(ASSETS)

	Yen (millions)
	As of September 30, 2004	As of September 30, 2005	As of March 31, 2005
	unaudited	unaudited	audited
I Current Assets
1 Cash and bank deposits	¥373,141	¥279,809	¥346,218
2 Notes receivable-trade	5,733	4,326	2,308
3 Accounts receivable-trade	250,691	319,203	290,079
4 Inventories	146,185	149,168	144,865
5 Others	137,471	277,597	233,058
6 Allowance for doubtful accounts	(3,500)	(3,599)	(4,552)

Total current assets	909,722	1,026,505	1,011,979
II Fixed assets
(1) Tangible fixed assets (Note 1)
1 Buildings	203,486	205,938	207,813
2 Machinery and equipment	78,258	80,309	78,742
3 Land	268,290	272,326	272,276
4 Others	84,128	80,111	85,293

Total tangible fixed assets	634,163	638,686	644,125

(2) Intangible assets	5,806	5,687	5,872
(3) Investments and other assets
1 Investment securities	506,935	541,275	513,905
2 Others	196,835	160,866	194,670
3 Allowance for doubtful accounts	(18,073)	(15,937)	(15,459)

Total investments and other assets	685,697	686,205	693,116

Total fixed assets	1,325,667	1,330,579	1,343,114

Total assets	¥2,235,390	¥2,357,085	¥2,355,093

(LIABILITIES)

	Yen (millions)
	As of September 30, 2004	As of September 30, 2005	As of March 31, 2005
	unaudited	unaudited	audited
I Current liabilities
1 Notes payable-trade	¥1,206	¥992	¥1,256
2 Accounts payable-trade	319,248	329,199	343,752
3 Short-term loans payable( Note 4)	22,766	19,107	21,917
4 Corporate and other income taxes payable	5,037	29,714	20,242
5 Accrued product warranty	46,591	51,401	54,075
6 Accrued employees’ bonuses	35,694	35,281	40,517
7 Others	115,364	118,847	152,465

Total current liabilities	545,908	584,542	634,227

II Non-current liabilities
1 Long-term loans payable	661	571	619
2 Accrued product warranty	34,981	35,466	35,120
3 Accrued employees’ retirement benefits	112,563	44,045	124,122
4 Accrued officers’ retirement benefits	5,802	5,955	6,036
5 Accrued operating officers’ retirement benefits	—	233	—
6 Others	3,490	3,387	3,428

Total non-current liabilities	157,498	89,659	169,327

Total liabilities	703,407	674,202	803,554

(STOCKHOLDERS’ EQUITY)

I Common stock	86,067	86,067	86,067
II Capital surplus
1 Capital surplus	170,313	170,313	170,313
2 Other capital surplus	—	2	2

Total capital surplus	170,313	170,316	170,316

III Retained earnings
1 Legal reserve	21,516	21,516	21,516
2 General reserve	1,138,576	1,151,000	1,138,576
3 Unappropriated retained earnings	104,639	241,108	114,225

Total retained earnings	1,264,732	1,413,625	1,274,318

IV Unrealized gain-or-loss on other securities	38,338	54,567	40,278
V Treasury stock	(27,469)	(41,693)	(19,441)

Total stockholders’ equity	1,531,982	1,682,882	1,551,538

Total liability and stockholders’ equity	¥2,235,390	¥2,357,085	¥2,355,093

ii) Unconsolidated Statement of Income

		Yen (millions)
		Half Year ended September 30, 2004	Half year ended September 30, 2005	Year ended March 31, 2005
		unaudited	unaudited	audited

I	Net sales	¥1,656,864	¥1,803,782	¥3,489,106
II	Cost of sales	1,127,184	1,203,733	2,385,073

	Gross profit	529,679	600,048	1,104,033
III	Selling, general and administrative expenses	463,628	478,854	956,478

	Operating income	66,050	121,194	147,554
IV	Non-operating income ( Note 1 )	46,658	65,546	105,323
V	Non-operating expenses ( Note 2 )	29,139	29,529	41,629

	Ordinary income	83,570	157,211	211,249
VI	Extraordinary income ( Note 3 )	2,010	92,372	1,528
VII	Extraordinary loss	4,128	3,869	8,304

	Income before income taxes	81,451	245,714	204,473
	Income Taxes
	Current	16,590	41,159	62,026
	Prior year	11,786	—	11,786
	Deferred	1,937	31,027	(13,829)

	Net income	51,137	173,526	144,489
	Unappropriated retained earnings at beginning of the year	212,072	67,581	212,072
	Retirement of treasury stock	158,570	—	216,181
	Interim dividends	—	—	26,155

	Unappropriated retained earnings	¥104,639	¥241,108	¥114,225

Significant Basic Information for Preparation of the unconsolidated Financial Statements

1.	Basis of accounting for assets and method of cost determination

(1)	Securities

Held to maturity debt securities

Debt securities that are classified as “held-to-maturity” securities are reported at amortized cost.

Investments in subsidiaries and affiliates

Investments in subsidiaries and affiliates are stated at cost, which is determined by the moving average method.

Other securities

Marketable securities

Marketable securities classified as other securities are stated at fair value based on market prices at the closing date of the semi-annual period and similar. Any changes in unrealized holding gains or losses, net of applicable income taxes, are included directly in shareholders’ equity and the cost of securities sold is determined using the moving average method.

Non-marketable securities

Non-marketable securities classified as other securities are stated at cost, which is determined by the moving average method.

(2)	Inventories

Finished goods, auto parts for sale, raw materials, work in process and supplies are stated at the lower of the last purchase cost or market.

(3)	Derivative financial instruments

Derivative financial instruments are stated at fair value.

2.	Method of depreciation of fixed assets

(1)	Depreciation of tangible fixed assets is computed using the declining-balance method.

(2)	Amortization of intangible assets is computed using the straight-line method. In addition, amortization of software intended for internal use is based on an estimated useful life of 5 years.

3.	Basis of accounting for provisions and reserves

(1)	Allowance for doubtful accounts

The allowance for doubtful accounts is provided for possible bad debts at an amount determined based on the historical experience of bad debts for normal receivables, in addition, an estimate of uncollectible amounts is made by reference to specific doubtful receivables from customers which are experiencing financial difficulties.

(2)	Accrued product warranty

Accrued product warranty has been provided as a total of the following:

i)	an estimate of warranty costs to be incurred during the remaining warranty periods based on historical warranty claim experiences and an estimate of the probability of future warranty costs; and

ii)	an estimate of future warranty claims mainly associated with regulatory reporting and similar.

(3)	Accrued bonuses

Accrued bonuses are provided for payments of bonuses to employees based on the amount of the estimated bonus payments which is attributable to the semi-annual period.

(4)	Accrued employees’ retirement benefits

Accrued employees’ retirement benefits are provided for payments of retirement benefits at an estimated amount incurred during the half year calculated based on the retirement benefit obligation and the fair value of the pension plan assets at year-end.

The net retirement benefit obligation at transition is amortized by the straight-line method over 15 years.

Prior service costs are amortized by the straight-line method over the average remaining years of service of the employees.

Actuarial gains or losses are amortized in the years following the year in which the gain or loss is recognized by the straight-line method over the average remaining years of service of the employees.

(Additional Information)

As stipulated in the Japanese Welfare Pension Insurance Law, the “Honda Employees’ Pension Fund” (Confederated Welfare Pension Fund), the “Fund”), of which the Company is a member, has obtained an approval from the Ministry of Health, Labor and Welfare for exemption from benefits obligations related to future employee service in respect of the substitutional portion of the Fund on April 1, 2004. On July 1, 2005, Ministry of Health, Labor and Welfare also approved the transfer of the past service liabilities of the Fund to the Japanese government.

Accordingly, “Honda Employees’ Pension Fund” was newly changed to the “Honda Corporate Pension Fund.”

Upon obtaining these approvals, the Company applied “Implementation guidance on accounting standards for post-employment benefits”, Article 44-2, issued by the Japanese Institute of Certified Public Accountants, and recognized a ¥91 billion gain on the transfer of the benefit obligation of the substitutional portion of the Fund to the Japanese government as an “extraordinary gain” for the semi-annual period

(5)	Accrued officers’ retirement benefits

Accrued officers’ retirement benefits are provided for the payment of retirement benefits to directors and statutory auditors at the amount which would be required to be paid if all directors and statutory auditors retired at the end of the semi-annual period in accordance with the Company policies.

(6)	Accrued operating officers’ retirement benefits

Accrued operating officers’ retirement benefits are provided for the payment of retirement benefits to operating officers at the amount which would be required to be paid if all operating officers retired at the end of the semi-annual period in accordance with the Company policies.

4.	Leases

Finance lease transactions except for those under which the ownership of leased assets is transferred to the lessee, are accounted for as operating leases.

5.	Other significant basic information for preparing the semi-annual financial statements

(1)	Accounting for consumption tax

Transactions subject to consumption taxes are recorded at amounts exclusive of consumption taxes.

Consumption tax refund receivable is included in other current assets.

(2)	Application of consolidated regulatory tax rules and regulations

The consolidated regulatory tax rules and regulations were applied in the semi-annual period.

Changes to the Significant Basic Information for Preparation of the unconsolidated Financial Statements

Accounting standard for impairment of fixed assets

The Company applied “Accounting standard for impairment of fixed assets” issued by the Business Accounting Deliberation Council and “Implementation guidance on accounting for impairment of fixed assets” issued by the Accounting Standards Board of Japan. The adoption of this accounting standard did not have a material effect on the Company’s statement of profit and losses during the semi-annual period.

Accumulated impairment losses are directly reduced from the related fixed assets in accordance with the revised rules and regulations of semi-annual financial statements.

Footnotes

(Notes to the unconsolidated Balance Sheets)

1.	Accumulated depreciation of tangible fixed assets

September 30,		March 31,
2004	2005	2005
Yen (millions)

¥917,614	¥943,725	¥929,197

2.	Contingent Liabilities

(1)	Guarantees provided

Guarantees were provided for certain borrowings entered into by the following subsidiaries, affiliates and employees:

As of September 30, 2004
Yen (millions)
Honda Finance Co., Ltd.	¥30,000
HONDA TRADING AMERICA CORP.	902
HONDA EXPRESS CO., LTD.	34
HONDA FOUNDRY Co., Ltd	14
KOMYO CO., LTD.	14
Honda Engineering Co., Ltd	12
HONDA RACING CORPORATION	5
Honda Kaihatsu Co., Ltd.	5
SUZUKA CIRCUITLAND CO., LTD.	2
HONDA AIRWAYS Co., Ltd.	1
HONDA R&D CO., LTD	—
Employees	56,948

Total	¥87,942

As of September 30, 2005
Yen (millions)
BAR HONDA GP LIMITED	¥1,281
HONDA EXPRESS CO., LTD.	27
KOMYO CO., LTD.	13
HONDA FOUNDRY Co., Ltd	10
Honda Engineering Co., Ltd	10
HONDA RACING CORPORATION	4
Honda Kaihatsu Co., Ltd.	4
SUZUKA CIRCUITLAND CO., LTD.	1
HONDA AIRWAYS Co., Ltd.	1
HONDA R&D CO., LTD	—
Employees	50,745

Total	¥52,102

As of March 31, 2005
Yen (millions)
BAR HONDA GP LIMITED	¥849
HONDA EXPRESS CO., LTD.	29
KOMYO CO., LTD.	13
HONDA FOUNDRY Co., Ltd	11
Honda Engineering Co., Ltd	11
HONDA RACING CORPORATION	5
Honda Kaihatsu Co., Ltd.	4
SUZUKA CIRCUITLAND CO., LTD.	1
HONDA AIRWAYS Co., Ltd.	1
HONDA R&D CO., LTD	—
Employees	53,600

Total	¥54,530

(2)	Keep-well agreements

The Company entered into the keep-well agreements with the subsidiaries for the purpose of credit enhancement in connection with the financing.

The related outstanding balances of obligations owed by the subsidiaries are as follows:

As of September 30, 2004
Yen (millions)
Honda Finance Co., Ltd.	¥273,000
HONDA INTERNATIONAL FINANCE B.V.	61,283
HONDA FINANCE EUROPE PLC.	22,968
Honda Bank G.m.b.H.	8,222

Total	¥365,473

As of September 30, 2005
Yen (millions)
American Honda Finance Corporation	¥2,182,683
Honda Finance Co., Ltd.	286,000
Honda Canada Finance Inc.	48,230
HONDA FINANCE EUROPE PLC.	39,366
HONDA INTERNATIONAL FINANCE B.V.	34,399
Honda Bank G.m.b.H.	8,167
Honda Leasing (Thailand) Company Limited	5,500

Total	¥2,604,347

As of March 31, 2005
Yen (millions)
Honda Finance Co., Ltd.	¥255,000
HONDA INTERNATIONAL FINANCE B.V.	65,111
HONDA FINANCE EUROPE PLC.	35,428
Honda Bank G.m.b.H.	8,332
Honda Leasing (Thailand) Company Limited	5,460

Total	¥369,331

In previous periods, a subsidiary of the Company entered into keep-well agreements with American Honda Finance Corporation and Honda Canada Finance Inc., and starting from this semi-annual period, the Company directly entered into these agreements with these finance subsidiaries to enhance the credit ratings of the subsidiaries and to consider future funding opportunities. Accordingly, the Company’s commitment to guarantee loans and/or enter into these keep-well agreements increased from previous periods.

		September 30,		March 31,
		2004	2005	2005
		Yen (millions)
3.	Export bills of exchange discounted (without letters of credit)	¥5,243	—	¥5,112

4.	Short-term loans payable primarily comprise of funds received from subsidiaries by means of the Cash Management System.

(Notes to the unconsolidated Statements of Income)

	Half year ended September 30, 2004	Half year ended September 30, 2005	Year ended March 31, 2005
	Yen (millions)
1. Non-operating income mainly consists of:
Interest income	¥250	¥352	¥494
Dividends received	¥34,856	¥51,916	¥79,698

2. Non-operating expenses mainly consist of:
Interest expenses	¥75	¥96	¥172
Foreign exchange losses	¥17,614	¥20,598	¥21,074

3. Extraordinary gains mainly consist of:
Gain on the transfer of the benefit obligation of the substitutional portion of the employees’ pension fund
		¥91,541
4. Depreciation expense
Tangible fixed assets	¥27,336	¥27,437	¥58,001
Intangible assets	442	472	862

	¥27,779	¥27,910	¥58,864

(Lease Transactions)

Finance lease transactions except for those under which the ownership of leased assets are transferred to the lessee.

1.	Pro forma acquisition cost, accumulated depreciation and net book value of leased assets

	As of September 30, 2004
	Yen (millions)
	Acquisition cost	Accumulated depreciation	Net book value
Tools, furniture and fixtures	¥6,110	¥2,908	¥3,201
Other	175	115	60

Total	¥6,286	¥3,024	¥3,261

	As of September 30, 2005
	Yen (millions)
	Acquisition cost	Accumulated depreciation	Net book value
Tools, furniture and fixtures	¥5,158	¥2,638	¥2,520
Other	126	78	48

Total	¥5,285	¥2,716	¥2,568

	As of March 31, 2005
	Yen (millions)
	Acquisition cost	Accumulated depreciation	Net book value
Tools, furniture and fixtures	¥5,745	¥2,996	¥2,748
Other	153	105	47

Total	¥5,898	¥3,102	¥2,796

The above pro forma acquisition costs include imputed interests because the balance of future lease payments is immaterial to the balance of tangible fixed assets and related factors as of the half year-end (year-end).

2.	Future lease payments

As of September 30, 2004
Yen (millions)
Within one year	Over one year	Total
¥1,326	¥1,935	¥3,261

As of September 30, 2005
Yen (millions)
Within one year	Over one year	Total
¥1,053	¥1,514	¥2,568

As of March 31, 2005
Yen (millions)
Within one year	Over one year	Total
¥1,167	¥1,629	¥2,796

The above future lease payments include imputed interests because the balance of future lease payments is immaterial to the balance of tangible fixed assets and related factors as of the half year-end (year-end).

3.	Lease payments and pro forma depreciation expenses

Half year ended September 30, 2004
Yen (millions)
Lease payment	Depreciation expenses
¥771	¥771
Half year ended September 30, 2005
Yen (millions)
Lease payment	Depreciation expenses
¥682	¥682
Year ended March 31, 2005
Yen (millions)
Lease payment	Depreciation expenses
¥1,476	¥1,476

4.	Method of estimating pro forma depreciation expenses

Pro forma depreciation expenses of leased assets are calculated using the straight-line method over the respective lease terms with the residual value of zero.

(Securities)

Marketable equity securities as of September 30, 2004 and 2005 and March 31, 2005, which are included in investments in subsidiaries and affiliates, are as follows:

	As of September 30, 2004
	Yen (millions)
	Carrying value	Fair value	Unrealized gain
Investments in subsidiaries	¥3,124	¥27,175	¥24,051
Investments in affiliates	24,729	166,892	142,162

Total	¥27,853	¥194,067	¥166,214

	As of September 30, 2005
	Yen (millions)
	Carrying value	Fair value	Unrealized gain
Investments in subsidiaries	¥3,124	¥39,878	¥36,754
Investments in affiliates	28,448	331,107	302,658

Total	¥31,573	¥370,985	¥339,412

	As of March 31, 2005
	Yen (millions)
	Carrying value	Fair value	Unrealized gain
Investments in subsidiaries	¥3,124	¥29,974	¥26,850
Investments in affiliates	24,729	203,837	179,108

Total	¥27,853	¥233,812	¥205,958

(Per Share Data)

	Half year ended September 30, 2004	Half year ended September 30, 2005	Year ended March 31, 2005
	(Yen)
Net asset per share	¥1,640.00	¥1,827.20	¥1,677.57
Net income per share	¥54.52	¥187.92	¥154.74

Diluted net income per share is not provided as there is no potential dilution effect.

*	The basis of the computation of net income per share is as follows:

	Half year ended September 30, 2004	Half year ended September 30, 2005	Year ended March 31, 2005
	Yen (millions)
Net income	¥51,137	¥173,526	¥144,489
Amount not applicable to common stock	—	—	—
Net income applicable to common stock	¥51,137	¥173,526	¥144,489
Weighted average number of shares	937,976,314 shares	923,414,030 shares	933,767,978 shares

(Significant Subsequent Events)

A meeting of the Board of Directors was held on October 27, 2005 and it was resolved that the acquisition of outstanding company stock (common stock) in accordance with Article 211-3, Paragraph 1, Item 2 of the Japanese Commercial Code was approved. The main purpose for the acquisition is to improve capital efficiency.

(1)	Method of acquisition

Open market

(2)	Maximum number of shares to be acquired

4,700,000 shares

(Ratio to the total number of shares of common stock issued: 0.51%)

(3)	Maximum amount of the acquisition

Japanese Yen 26,000,000,000

(4)	Period of stock purchase

From November 2, 2005 to January 16, 2006